GAYLORD ENTERTAINMENT™

Creating Value




WSM

ANNUAL REPORT 2001



Cover photos: Gaylord Palms Florida; a new Gaylord resort (under development) in Grapevine, Texas; Gaylord Opryland Nashville; Grand Ole Opry; WSM radio.

Letter to the Shareholders



Colin V. Reed
President and CEO

Gaylord is now well-positioned to move confidently toward our goal of building the premier brand in the meetings and conventions market.

2001 was a pivotal year for Gaylord Entertainment. We took aggressive action to establish a strong foundation for future growth by completing the following tasks:

- An experienced management team was assembled and the company's operating structure reorganized to yield significant cost efficiencies.
- We honed our focus dramatically by divesting non-strategic holdings in favor of business lines that are both profitable and sustainable given our market strengths.
- Critical capital funding was obtained for our properties under development.
- We formulated strategic plans for leveraging the valuable Gaylord brands, developing our distribution channels and enhancing shareholder value.

These achievements have left Gaylord well-positioned to move confidently toward our goal of building a nationwide network of purpose-built convention resorts over the next decade. We intend to be the leaders in our market niche by setting new standards of excellence for the convention and resort market and leveraging the popularity of our highly successful, complementary entertainment brands.

This annual report details our strategy for the future and tells you more about the specific initiatives we are implementing to make our vision a reality.

A strong foundation for creating

YEAR IN REVIEW

2001 was a year of tremendous change for Gaylord Entertainment. A new management team was formed during the first half of 2001, placing Gaylord under the direction of experienced industry professionals with histories of successfully managing public hospitality, real estate and service companies. Management layers were also reduced in order to create a cross-functional leadership team uniformly focused on Gaylord's core strategy of building a national convention resort network. A substantial restructuring of services took place simultaneously. Divisional silos were eliminated and core applications centralized across all business lines – streamlining operations, eliminating duplicate costs and generating approximately $8 million in overhead savings.

New management moved quickly to reassess Gaylord's portfolio of assets, identifying those with the potential for strong returns on capital and a capacity for sustained growth. Non-performing or non-strategic assets were sold to strengthen our balance sheet. Divested assets included the February sale of Lightsource.com, an Internet broadcasting website; the March sale of our stock and equity interests in five film, production or sports management businesses for $22 million in cash; and the November sale of our Word Entertainment Division to Warner Music Group for $84.1 million in cash (this transaction closed in January 2002). These divestitures leave Gaylord with a core portfolio of hospitality and entertainment-related companies that will work together in the future to create a unique experience for our convention hotel guests.

Another key initiative in 2001 was to begin the process of rebranding our properties to reflect the Gaylord name. Research showed us the Gaylord brand has appeal that transcends regional borders and will allow us to leverage our reputation nationally in the future. As a result, our resort properties were renamed

value is in place

to include the Gaylord signature and our visual identity is being adjusted to reinforce this effort. At the same time, we are refining plans to expand the distribution of the Grand Ole Opry and 650 WSM-AMerica's Country Station that will allow us to leverage their widespread appeal and create value for our shareholders.

Another important step taken during 2001 included the cementing of formal strategic alliances with a number of corporate partners such as American Airlines, American Express, AT&T, BellSouth, Chevrolet, Coca-Cola, First USA, Fuji, Hertz, Kimberly-Clark, SunTrust and others. These relationships will enable us to extend the Gaylord brands to a wider customer base, gain access to more consumers, co-market our services and participate in highly visible entertainment events. All of these advantages position the Gaylord brands for wider name recognition and thus greater opportunity to create value.

Other efforts in 2001 centered around our determination to reach out even more effectively to our core audience – the national meeting planner market. We invested in a $1.5 million centralized sales/contact technology system that will allow us to better understand this market, better manage our contacts within it, and, more importantly, be able to provide world-class service to its customer base. An example of our commitment to the meeting planner was our effort to solicit their input on the physical structure of our convention resort under development in Grapevine, Texas. Based on that input, we made key changes in the design that we feel will make it far more attractive to meeting planners and our guests and thus more profitable in the long run. We expect our Gaylord hotel in Grapevine, Texas, to open during the first half of 2004 and are already accepting bookings for that time onward.

A highly-focused strategy will guide us

Progress was made on other property fronts during 2001. We continued to meet with officials and prospective partners in the Washington, D.C. area about the National Harbor Project. We believe this location is very attractive for a Gaylord resort and convention center, especially considering our market niche and the number of associations located nearby. Provided we are able to negotiate a transaction that makes economic sense for our shareholders, we expect to make an announcement about our participation in this development by the time this annual report is released. Most of all, we focused our energy on the February 2002 opening of Gaylord Palms, our Florida convention resort. By the end of 2001, Gaylord Palms had already reached a 60%-booked occupancy rate for 2002 and well over 1 million room nights had been reserved through 2014. No other resort has ever received such an enthusiastic reception by the market prior to opening. Gaylord Palms will be a key property for us going forward and we are extremely excited about its potential.

LOOKING AHEAD

As we look to 2002 and beyond, we will be pursuing a very focused strategy for growth. From an operational standpoint, we will continue to make our company less complex and more nimble, expanding where it makes sense, completing our plans to build a world-class management team and refining our long-term strategy. We are also pursuing improved profitability through a combination of cost efficiencies, strategic divestitures, improved cash flow plus financing that takes advantage of both the equity and debt capital markets. As part of these plans, we are aggressively marketing our convention resorts to the leisure traveler in order to augment occupancy rates.

Internally, we intend to concentrate our efforts on building a culture that cultivates the very best employees in the business today. As a player in a service industry, we absolutely must have outstanding people on every level, from the Board of Directors through to our

in the years ahead

frontline representatives. We are on track in this regard – the transformation over the past year would not have been possible without the efforts of thousands of dedicated employees. We intend to encourage our employees to grow with Gaylord and to make them an even more powerful force for our success in the years ahead. In the meantime, they have my personal thanks for how hard they worked during 2001, and my promise that their career development will play a key part in our strategy for the future.

Going forward, our growth strategy will focus on developing greater loyalty from the professionals who are responsible for coordinating and booking conventions and business meetings. We intend to continue to make our relationships with meeting planners a vital part of our company's success. The rest of this annual report details our strategy and I encourage you to read it closely.

We have set ambitious but doable tasks for the years ahead. My long-time colleague, Mike Rose – Chairman of Gaylord's Board of Directors – will be a key resource during this time. I intend to draw on his extraordinary industry experience as we move forward.

In closing, I'd like to say that Gaylord is fortunate to be extremely well-positioned in a very favorable sector of today's hospitality industry and the proud owner of several valuable entertainment assets. We are excited about the future and the opportunities it represents. I look forward to reporting to you on our progress as 2002 unfolds.

Sincerely,



Colin V. Reed
President and CEO,
Gaylord Entertainment Company

April 8, 2002



Michael D. Rose
Chairman of the Board,
Gaylord Entertainment Company,
Former Chairman and CEO, Holiday Corp. and Promus Companies Inc., and Chairman, Harrah's Entertainment and Promus Hotels

Last year was devoted to transforming and refocusing Gaylord. As part of this continuing effort, Colin and I have begun to recast the Board of Directors. We believe it is essential to have a Board comprised of independent individuals who bring to the table years of experience in hospitality or public company management. Their expertise should prove invaluable in the years ahead. Colin and I are most appreciative of the support we have received from the Gaylord family as we have transformed this company into a shareholder-focused organization.

What makes us different?



GAYLORD HOTELS™
A Gaylord Entertainment Company
Created With You In Mind



Everything Under One Roof

Gaylord Opryland Nashville epitomizes our ability to cater to the needs of our market better than any other hotel brand. The property offers enough first-class accommodations and recreational activities to entertain even the largest of groups for days on end. Plus, our banquet facilities can easily accommodate events of all sizes, and offer dining options that range from casual to formal. In addition, Gaylord Opryland offers ample, flexible, high-quality meeting space to meet the needs of almost any size convention — all without ever leaving the premises. This same "under one roof" concept was used in planning our Florida and Texas resorts and will be applied to every Gaylord resort built in the future.

We focus on the needs of the meetings and conventions market.





Building a National Brand

The opening of Gaylord Palms marks the beginning of Gaylord's drive to create a national hotel brand that serves the specific needs of the meetings and conventions market. Eventually, a nationwide network of strategically-located resorts is planned. Our brand promise and commitment to our customers is to offer unsurpassed meeting, convention and exhibition space, exceptional service, innovative regional dining options, world-class golf and spa facilities, and exciting on-site entertainment. We offer our customers all the services they require to plan successful, memorable events. By fulfilling this promise, we can serve the needs of our market better than any company in the world.

Purpose-Built

One reason why meeting planners prize our facilities is simple: our properties are built from the ground up to meet their unique needs. Gaylord Palms and our resort in Grapevine, Texas, are prime examples: their design resulted in numerous loading bays that allow multiple events to occur simultaneously and flexible construction methods that enable staff to quickly assemble common rooms to hold any number of guests. These same meeting rooms are wired to easily support sophisticated multimedia capabilities. We even have room safes that are large enough to hold a laptop and includes an electrical outlet for recharging a laptop while stored inside. In short, every detail has been carefully thought through with the needs of our target customer in mind.

Created With You In Mind



Gaylord Opryland Nashville

Guest Rooms:	2,884
Employees:	3,600 (approx.)
Meeting Space:	> 600,000 sq. ft.
Open Since:	1977









Gaylord Opryland is the largest resort and convention center in the world to be housed under one roof. Its rooms look out over three spectacular atriums and nine acres of indoor gardens. Restaurants, lounges and shops line the interior, creating a self-contained city. Nearby attractions operated by Gaylord further complement the resort's many amenities: Springhouse Golf Club, home of the BellSouth Senior Classic; General Jackson and Music City Queen excursion riverboats, holding groups from ten to 1,100; Ryman Auditorium, an historic performance hall and museum; Wildhorse Saloon, an award-winning restaurant complete with live music, celebrity guests and dancing; and the world-famous Grand Ole Opry, home of country music and the longest running live radio show in broadcast history.



Gaylord Palms Florida

Guest Rooms: 1,406

Employees: 1,800 (approx.)

Meeting Space: > 400,000 sq. ft.

Open Since: February 2002











Gaylord Palms is a 2.1 million square-foot destination resort and convention center located five minutes from the gates of Walt Disney World®. Designed in the grand tradition of 19th century Florida seaside resorts, its impressive 4.5 acre glass-topped atrium provides glimpses of replicated Florida attractions including St. Augustine, Key West and the Everglades. The resort includes over 400,000 square feet of convention, meeting, exhibition and pre-function space, including a 178,000 square-foot exhibition hall. In addition, the Emerald Bay tower offers guests a luxurious hotel-within-a-hotel. Guests may also relax in the numerous restaurants and lounges, shop along an entire retail street or visit the 20,000 square-foot in-house Canyon Ranch SpaClub. Gaylord Palms is the first resort in Central Florida to focus entirely on the meetings and conventions market.

We understand the needs of the meeting planners

One of Gaylord's greatest strengths is our knowledge of our customer – the meeting planner. Our insight comes from research, years of experience hosting groups and events in Nashville, listening to our customers, and monitoring their satisfaction with our services. Maintaining an ongoing dialogue with planners helps us better meet their needs and foster long-term relationships based on mutual respect. This partnership approach, in turn, generates repeat business, loyalty and positive word-of-mouth from our highly satisfied customers. With our resort properties and the addition of our attractions and related businesses, such as Corporate*Magic*, we meet virtually every need of our core customer base – and meet them better than anyone else.

better than anyone

Our Focus

- Focus the majority of our future business efforts on the meetings and conventions market and successfully support this business.
- Continue marketing research into our target customers' likes and dislikes and understand the best way to develop a long-term relationship.
- Create a central database of comprehensive customer information to support our national and local sales efforts.
- Mount an integrated marketing and sales plan that uses media, direct mail and public relations to attract the meeting planner.
- Use the Internet as an interactive tool to speak to our customers, transact business and make their jobs easier.
- Leverage Corporate*Magic's* expertise to increase our share of the growing corporate entertainment marketplace and offer meeting planners everything they need to host a successful event. (Corporate*Magic*, our corporate messaging company, specializes in the production of creative events and the development of strategic business content for corporate audiences.)



Jay D. Sevigny
President, Gaylord Opryland
Senior Vice President, Marketing
Our Opryland property has a rich history of serving the needs of the meeting planner. We will build on this heritage by providing unsurpassed meeting facilities, plentiful amenities and attractions, and consistently delivering great service to our guests.

John P. Caparella
Senior Vice President,
Gaylord Palms Resort and Convention Center
Having our Florida resort open for business is the single greatest selling tool we have. As soon as meeting planners see how well we have combined functionality with an attractive destination, they're amazed. They know at once that we really do understand their needs better than anyone else.



GRAND OLE OPRY

WHAT ARE YOU DOING THIS WEEKEND?








650
WSM


WSM
GRAND OLE OPRY


GRAND OLE OPRY

Gaylord occupies a unique niche in the entertainment industry. Two powerful holdings – the Grand Ole Opry and legendary radio station 650 WSM-AMerica's Country Station – give us access to some of country music's most beloved venues and entertainers.

Few traditions are as uniquely American as the Grand Ole Opry, the world's longest running live radio show. For over 75 years, it has brought listeners the best in traditional and contemporary country and bluegrass music. Performances are broadcast every Friday and Saturday night from the 4,400-seat Grand Ole Opry House, one of Nashville's biggest tourist draws. But the reach of the Opry is much broader than this. Through television and radio broadcasts, the Internet, and other media, we reach millions of country music fans across the United States and beyond.

Gaylord Entertainment also owns WSM radio – a 50,000 watt, clear channel station that went on the air in 1925 and is the broadcast home of the Grand Ole Opry – as well as the Grand Ole Opry's winter home, the historic Ryman Auditorium.

Building on our Heritage

A fundamental component of Gaylord's strategy is our ability to create and grow great brands. In our Opry and WSM businesses, we have brands that are ripe for growth. Opportunities exist for syndicating the Opry, expanding our merchandising venues and product lines, leveraging the heritage and reach of our WSM clear channel station, and broadening our marketing to the many loyal fans of country music.

Growing our core brands is the key to

The key to our success is expanding the distribution of the Gaylord Hotels brand, developing a multichannel approach to Grand Ole Opry and WSM, and capitalizing on our valuable intellectual property. Gaylord's core hospitality and entertainment brands – Gaylord Hotels, Grand Ole Opry, and WSM – will be developed to consistently deliver value. These brands are leaders in their industries – hospitality and entertainment – and have a rich history and loyalty among their target customers. Going forward, we also intend to maximize the value of our other businesses such as Acuff-Rose and Bass Pro Shops. We will accomplish this by finding ways to develop or grow these valuable businesses or by selling them, if appropriate.

Gaylord's future success

Our Focus

- Focus Gaylord on return-oriented investing that complements the core franchises in hospitality and entertainment.
- Redeploy capital from non-core assets, such as the Nashville Predators, the Oklahoma City RedHawks, and Opry Mills, into our core businesses.
- Set reasonable benchmarks for business financial performance and manage to meet these objectives.
- Identify opportunities to generate synergies and efficiencies among our businesses.
- Identify key destinations for the national rollout of the Gaylord Hotels brand.
- Capitalize on our rich heritage and vast intellectual property to expand the reach of the Grand Ole Opry and WSM.



David C. Kloeppel
Executive Vice President
and Chief Financial Officer
We must focus our growth strategy on developing our valuable core brands by redeploying capital from non-core assets. New investments must generate synergies with our core hospitality and entertainment assets and produce significant returns on capital for our shareholders.



It all comes down

Management
from left to right

Bennett D. Westbrook
Vice President, Development

Stephen G. Buchanan
Senior Vice President,
Grand Ole Opry and Attractions

Karen L. Spacek
Senior Vice President,
Communications, Human Resources
and Systems

Carter R. Todd
Senior Vice President, Secretary
and General Counsel

Colin V. Reed
President and CEO
Gaylord Entertainment Company

David C. Kloeppel
Executive Vice President and
Chief Financial Officer

Jay D. Sevigny
President, Gaylord Opryland Resort
and Convention Center and
Senior Vice President, Marketing

John P. Caparella
Senior Vice President,
Gaylord Palms Resort and
Convention Center

Jerry O. Bradley
President,
Acuff-Rose Music Group

Gaylord's management team was transformed in 2001. It now includes some of the most innovative, energized, and experienced professionals in the industry. Under their direction, Gaylord is moving aggressively to build a great company at every level. In line with this, we recently overhauled our benefits and compensation programs to reward behaviors that promote an outstanding service culture and tie career growth and incentive compensation to company profitability. In addition, we are implementing programs that will enable us to recruit and retain superior people throughout our organization.

BUILDING A SERVICE CULTURE

When it comes to building a distinctive service culture, it requires a shared vision and practices. We are providing our staff with the tools and training to accomplish this. Our goal is to create an atmosphere that revolves around meeting our customers' needs, yet remains fluid enough to change with the evolving demands of our market.

SHARING COMMON GOALS

We intend to have an efficient and unified organizational structure. To this end, we have reduced layers of management and have empowered our management team. We reward sharing information and best practices. We encourage involvement in our communities.

to our people

Moving forward, we intend to further develop these philosophies by:

- Implementing customer service initiatives and recognizing and rewarding employees for delivering great service.
- Developing central capabilities in research and marketing that can be leveraged across the company.
- Enhancing our shared-services function to provide efficiently run back-office capabilities to our businesses.
- Sponsoring quality and enticing events to promote the Gaylord brand, bring new customers to our locations and enhance the guest experience through more entertainment offerings.
- Partnering in the communities in which we do business to develop strong local relationships.

OUR GREATEST RESOURCE FOR FUTURE GROWTH

As a nimble player in a growing market niche, much of Gaylord's success depends on the dedication and loyalty of our employees. We are fortunate to have outstanding professionals on every level at Gaylord – from the Board of Directors to management to those who man the front desks or work tirelessly behind the scenes to create an unbeatable hospitality and entertainment experience. These people are our greatest resource for future growth – and we intend to make the most of their capabilities and energy as we implement our strategy in the years ahead.

Employees
from left to right

Back row
John Malone
Program Director, 650 WSM-AM

Seung Choe
Laundry Wash Systems Operator, Gaylord Opryland

Tyler Bryan
Lighting Engineer, Grand Ole Opry

Morris Wall
Engineer, Gaylord Opryland

Kevin O'Neal
Program Director, WSM-FM 95.5

Middle row
Larry Marlin
Bell Services Captain, Gaylord Opryland

Darleen Campbell
Customer Service Reservations, Grand Ole Opry

Bonnie Duckworth
Usher, Ryman Auditorium

Iris Wray
Administrative Assistant, WTN 99.7/WSM

Front row
Mimi Self
Room Service Server, Gaylord Opryland



Strategy at-a-glance: a future of profitable

Company-Wide

OUR CAPABILITIES

- Technology, information and other tools that enable us to identify, track and understand the needs of our customers.
- A streamlined management structure and a comprehensive set of programs that enable us to attract, develop and retain the best professionals in the business.

Hospitality

OUR TARGET

- Our primary focus is on the meetings and conventions sector of the lodging and hospitality industry – representing a $120 billion market.
- We will also target the leisure traveler in order to supplement our occupancy rates.

OUR PRODUCT

- A nationwide network of purpose-built convention resorts in attractive locations – allowing customers to rotate to a different Gaylord destination each year.
- Exceptional meeting, convention and exhibition space; innovative regional dining; first-class accommodations; and exciting leisure and entertainment offerings.

OUR CAPABILITIES

- A strong service culture that is focused primarily on meeting customer needs.
- A rich set of offerings for meeting planners – such as Corporate*Magic*'s services – to help them plan and create successful events.

OUR OBJECTIVE

- Build and retain our profitable meetings and conventions business by locking in the loyalty of the meeting planner with unsurpassed customer service and convention resorts.

and sustainable growth

OUR OBJECTIVE

- Create significant value for our shareholders by building brands that are able to grow in a sustainable manner.

Entertainment

OUR TARGET

- A large and loyal base of country music fans.

OUR PRODUCT

- Strong brands with untapped potential, including the Grand Ole Opry and WSM.

OUR CAPABILITIES

- Expertise and wherewithal to leverage and build on the strong heritage of our core entertainment assets.
- Rich content and intellectual property.

OUR OBJECTIVE

- Extend and increase the value of our brands through syndication, licensing, merchandising and other opportunities.

Contact Information

Board of Directors

Edward L. Gaylord
Chairman Emeritus,
Gaylord Entertainment Company;
Chairman and CEO,
The Oklahoma Publishing Company

Michael D. Rose
Chairman of the Board,
Gaylord Entertainment Company

Martin C. Dickinson
Senior Vice President (retired), Scripps Bank

Christine Gaylord Everest
Vice President and Director,
The Oklahoma Publishing Company

E.K. Gaylord, II
President and Director,
The Oklahoma Publishing Company

Gordon Gee
Chancellor, Vanderbilt University

Laurence S. Geller
Chairman and CEO,
Strategic Hotel Capital

Ralph Horn
Chairman and CEO,
First Tennessee National Corp.

Craig L. Leipold*
Chairman and Governor,
Nashville Predators (NHL)

Colin V. Reed
President and CEO,
Gaylord Entertainment Company

Ambassador Joe M. Rodgers*
Chairman, The JMR Group

Mary Agnes Wilderotter
President and Chief Executive Officer,
Wink Communications

*retiring effective May 2002

Management

Michael D. Rose**
Chairman of the Board

Colin V. Reed**
President and CEO

David C. Kloeppel**
Executive Vice President and
Chief Financial Officer

Jay D. Sevigny**
President, Gaylord Opryland Resort
and Convention Center and
Senior Vice President, Marketing

John P. Caparella
Senior Vice President,
Gaylord Palms Resort and
Convention Center

Karen L. Spacek
Senior Vice President,
Communications, Human Resources and
Systems

Carter R. Todd**
Senior Vice President, Secretary
and General Counsel

Jerry O. Bradley
President,
Acuff-Rose Music Group

Stephen G. Buchanan
Senior Vice President,
Grand Ole Opry and Attractions

Bennett D. Westbrook
Vice President, Development

Randall K. Miller
Senior Vice President, Sales

**Officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.

Form 10-K

A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to the company's offices, Attn: A. Key Foster III, CFA – Vice President Corporate Finance & Investor Relations.

Annual Meeting

The annual meeting of stockholders will be on Tuesday, May 14, 2002, at 10:00 a.m., at the Gaylord Opryland, 2800 Opryland Drive, Nashville, Tennessee.

Market Information

The common stock of Gaylord Entertainment is listed on the New York Stock Exchange under the symbol GET. The approximate number of record holders of the company's Common Stock on March 18, 2002, was 2,489.

Stock Price and Dividend Information

The table below sets forth the high and low sales prices for the company's Common Stock for 2000 and 2001. The Board of Directors voted to discontinue the payment of dividends in February 2000.

	High	Low
1Q00	$30.44	$24.50
2Q00	27.38	20.25
3Q00	28.00	19.50
4Q00	25.50	19.31
	High	**Low**
1Q01	$26.60	$20.00
2Q01	29.15	24.95
3Q01	29.05	19.60
4Q01	25.50	18.49

Independent Accountants

Arthur Andersen LLP, Nashville, TN

Securities Counsel

Bass, Berry & Sims, Nashville, TN

Transfer Agent

SunTrust Bank, Atlanta
58 Edgewood Avenue, Room 225
Atlanta, GA 30303; 800-568-3476

Executive Offices
One Gaylord Drive
Nashville, TN 37214
615-316-6000
www.gaylordentertainment.com

Gaylord Opryland
2800 Opryland Drive
Nashville, TN 37214
615-889-1000
www.gaylordopryland.com

Gaylord Palms
6000 West Osceola Parkway
Kissimmee, FL 34746
407-586-0000
www.gaylordpalms.com

GAYLORD ENTERTAINMENT™

Gaylord Entertainment Company and Subsidiaries

Financial Information

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

2001 FINANCIAL INFORMATION

TABLE OF CONTENTS

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)

The following selected historical financial data for the five years ended December 31, 2001 is derived from the Company's audited consolidated financial statements. The information in the following table should be read in conjunction with the Company's audited consolidated financial statements and related notes included herein.

INCOME STATEMENT DATA:

	Years Ended December 31,				
	2001	2000	1999	1998	1997 [10]
Revenues:					
Hospitality	$ 228,712	$ 237,260	$ 239,248	$ 237,076	$ 240,969
Attractions	65,878	63,235	57,760	56,602	114,645
Media	24,157	29,013	62,059	75,412	353,161
Corporate and other	6,412	5,954	10,784	11,512	1,425
Total revenues	325,159	335,462	369,851	380,602	710,200
Operating expenses:					
Operating costs	218,357	226,126	234,645	230,425	430,761
Selling, general and administrative	71,718	93,958	80,489	72,195	116,971
Preopening costs [1]	15,141	5,278	1,892	-	-
Impairment and other charges	14,262 [3]	76,597 [3]	-	-	42,006 [11]
Restructuring charges	2,182 [4]	13,098 [4]	2,786 [4]	-	13,654 [12]
Merger costs	-	-	(1,741)	-	22,645 [12]
Depreciation and amortization:					
Hospitality	25,593	24,447	22,828	21,390	19,910
Attractions	5,810	6,443	6,396	5,525	10,979
Media	2,578	9,650	5,918	3,293	13,330
Corporate and other	7,294	7,040	7,591	5,849	4,430
Total depreciation and amortization	41,275	47,580	42,733	36,057	48,649
Total operating expenses	362,935	462,637	360,804	338,677	674,686
Operating income (loss):					
Hospitality	33,915	45,949	43,700	47,031	50,897
Attractions	(2,372)	(8,025)	(6,063)	(3,059)	1,048
Media	1,665	(31,500) [6]	2,153	19,834	88,418
Corporate and other	(39,399)	(38,626)	(27,806)	(21,881)	(26,544)
Preopening costs [1]	(15,141)	(5,278)	(1,892)	-	-
Impairment and other charges	(14,262) [3]	(76,597) [3]	-	-	(42,006) [11]
Restructuring charges	(2,182) [4]	(13,098) [4]	(2,786) [4]	-	(13,654) [12]
Merger costs	-	-	1,741	-	(22,645) [12]
Total operating income (loss)	(37,776)	(127,175)	9,047	41,925	35,514
Interest expense, net of amounts capitalized	(39,365)	(30,319)	(15,047)	(28,942)	(24,215)
Interest income	5,625	4,173	6,090	25,253	24,022
Unrealized gain on Viacom stock, net	782	-	-	-	-
Unrealized gain on derivatives	54,282	-	-	-	-
Other gains and losses	5,976	(1,277)	589,882 [7][8]	21,369 [8][9]	145,888 [13]
Income (loss) from continuing operations before income taxes	(10,476)	(154,598)	589,972	59,605	181,209
Provision (benefit) for income taxes	(3,188)	(49,867)	222,342	22,315	16,721 [14]
Income (loss) from continuing operations	(7,288)	(104,731)	367,630	37,290	164,488
Loss from discontinued operations, net of taxes [2]	(52,364)	(48,739)	(17,838)	(6,096)	(13,052)
Cumulative effect of accounting change, net of taxes	11,909 [5]	-	-	-	(7,537) [15]
Net income (loss)	$ (47,743)	$ (153,470)	$ 349,792	$ 31,194	$ 143,899
<u>Income (loss) per share:</u>					
Income (loss) from continuing operations	$ (0.22)	$ (3.14)	$ 11.17	$ 1.20	$ 5.31
Income (loss) from discontinued operations	(1.55)	(1.46)	(0.54)	(0.25)	(0.63)
Cumulative effect of accounting change	0.35	-	-	-	(0.23)
Net income (loss)	$ (1.42)	$ (4.60)	$ 10.63	$ 0.95	$ 4.45
<u>Income (loss) per share - assuming dilution:</u>					
Income (loss) from continuing operations	$ (0.22)	$ (3.14)	$ 11.07	$ 1.18	$ 5.26
Income (loss) from discontinued operations	(1.55)	(1.46)	(0.54)	(0.24)	(0.62)
Cumulative effect of accounting change	0.35	-	-	-	(0.23)
Net income (loss)	$ (1.42)	$ (4.60)	$ 10.53	$ 0.94	$ 4.41
Dividends per share	$ -	$ -	$ 0.80	$ 0.65	$ 1.05

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share data)

BALANCE SHEET DATA:

	As of December 31,				
	2001	2000	1999	1998	1997
Total assets	$ 2,167,822	$ 1,939,553	$ 1,732,384 (7)	$ 1,011,992	$ 1,117,562
Total debt	468,997 (16)	175,500 (7)	297,500	264,078 (8)	388,397
Secured forward exchange contract	613,054 (7)	613,054 (7)	-	-	-
Total stockholders' equity	658,479	727,865	961,159 (7)	525,160	516,224

(1) Preopening costs are related to the Company's Gaylord Palms Resort and Convention Center hotel in Kissimmee, Florida and its new Gaylord hotel under construction in Grapevine, Texas

(2) In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with the provisions of SFAS No. 144, the Company has presented the operating results and financial position of the following businesses as discontinued operations: Word Entertainment; GET Management, the Company's artist management business; the Company's international cable networks; the businesses sold to affiliates of The Oklahoma Publishing Company ("OPUBCO") in 2001 consisting of Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company; and the Company's water taxis.

(3) Reflects the divestiture of certain businesses and reduction in the carrying values of certain assets.

(4) Related primarily to employee severance and contract termination costs.

(5) Reflects the cumulative effect of the change in accounting method related to recording the derivatives associated with the secured forward exchange contract at fair value as of January 1, 2001, of $18,322 less a related tax provision of $6,413.

(6) Includes operating losses of $27,479 related to Gaylord Digital, the Company's internet initiative, and operating losses of $6,083 related to country record label development, both of which were closed during 2000.

(7) Includes a pretax gain of $459,307 on the divestiture of television station KTVT in Dallas-Ft. Worth in exchange for CBS Series B preferred stock (which was later converted into 11,003,000 shares of Viacom, Inc. Class B common stock), $4,210 of cash, and other consideration. The CBS Series B preferred stock was included in total assets at its market value of $648,434 at December 31, 1999. The Viacom, Inc. Class B common stock was included in total assets at its market values of $485,782 and $514,391 at December 31, 2001 and 2000, respectively. During 2000, the Company entered into a seven-year forward exchange contract with respect to 10,937,900 shares of the Viacom, Inc. Class B common stock. Prepaid interest related to the secured forward exchange contract of $144,975 and $171,863 was included in total assets at December 31, 2001 and 2000, respectively.

(8) In 1995, the Company sold its cable television systems. Net proceeds were $198,800 in cash and a note receivable with a face amount of $165,688, which was recorded at $150,688, net of a $15,000 discount. As part of the sale transaction, the Company also received contractual equity participation rights (the "Rights") equal to 15% of the net distributable proceeds from future asset sales. During 1998, the Company collected the full amount of the note receivable and recorded a pretax gain of $15,000 related to the note receivable discount. During 1999, the Company received cash and recognized a pretax gain of $129,875 representing the value of the Rights. The proceeds from the note receivable prepayment and the Rights were used to reduce outstanding bank indebtedness.

(9) Includes a pretax gain of $16,072 on the sale of the Company's investment in the Texas Rangers Baseball Club, Ltd. and a pretax gain totaling $8,538 primarily related to the settlement of contingencies from the sales of television stations KHTV in Houston and KSTW in Seattle.

(10) Includes the results of operations of TNN:The Nashville Network and the U.S. and Canadian operations of CMT:Country Music Television for the first nine months of 1997. On October 1, 1997, TNN and CMT were acquired by CBS in a merger (the "Merger"). Also includes the results of the Opryland theme park which was closed at the end of 1997.

(11) Charge related to the closing of the Opryland theme park at the end of the 1997 operating season.

(12) The merger costs and the 1997 restructuring charge are related to the Merger.

(13) Includes a pretax gain of $144,259 on the sale of television station KSTW in Seattle.

(14) Includes a deferred tax benefit of $55,000 related to the revaluation of certain reserves as a result of the Merger.

(15) Reflects the cumulative effect of the change in accounting method for deferred preopening costs to expense these costs as incurred, effective January 1, 1997, of $12,335 less a related tax benefit of $4,798.

(16) Related primarily to the construction of the Company's Gaylord Palms Resort and Convention Center hotel in Kissimmee, Florida and its new Gaylord hotel development in Grapevine, Texas.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Gaylord Entertainment Company is a diversified hospitality and entertainment company operating, through its subsidiaries, principally in four business segments: hospitality; attractions; media; and corporate and other. During 2001, the Company restated its reportable segments for all periods presented based upon new management and an internal realignment of operational responsibilities. The Company is managed using the four business segments described above. Certain events that occurred during 2001, 2000 and 1999 affect the comparability of the Company's results of operations among the periods presented.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Accounting estimates are an integral part of the preparation of the consolidated financial statements and the financial reporting process and are based upon current judgements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from the Company's current judgements and estimates.

This listing of critical accounting policies is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgement regarding accounting policy. The Company believes that of its significant accounting policies, as discussed in Note 1 of the consolidated financial statements, the following may involve a higher degree of judgement and complexity.

REVENUE RECOGNITION

Revenues are recognized when services are provided or goods are shipped, as applicable. Provision for returns and other adjustments are provided for in the same period the revenues are recognized. The Company defers revenues related to deposits on advance room bookings, advance ticket sales at the Company's tourism properties and music publishing advances until such amounts are earned.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

In accounting for the Company's long-lived assets other than goodwill, the Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company adopted the provisions of SFAS No. 144 during 2001 with an effective date of January 1, 2001. The Company previously accounted for goodwill using SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued. SFAS No. 142 is effective January 1, 2002. Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives will not be amortized but will be tested for impairment at least annually and whenever events or circumstances occur indicating that these intangibles may be impaired. The determination and measurement of an impairment loss under these accounting standards require the significant use of judgement and estimates. The determination of fair value of these assets and the timing of an impairment charge are two critical components of recognizing an asset impairment charge that are subject to the significant use of judgement and estimation. Future events may indicate differences from these judgements and estimates.

RESTRUCTURING CHARGES

The Company has recognized restructuring charges in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" in its consolidated financial statements. Restructuring charges are based upon certain estimates of liability related to costs to exit an activity. Liability estimates may change as a result of future events, including negotiation of reductions in contract termination liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments to reduce interest rate risks and to manage risk exposure to changes in the value of certain owned marketable securities. The Company records derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was subsequently amended by SFAS No. 138. SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The measurement of the derivative's fair value requires the use of estimates and assumptions. Changes in these estimates or assumptions could materially impact the determination of the fair value of the derivatives.

ASSESSMENT OF STRATEGIC ALTERNATIVES

During 2001, the Company named a new chairman, a new chief executive officer, and had numerous changes in senior management, primarily because of certain 2000 events discussed below. The new management team instituted a corporate reorganization, re-evaluated the Company's businesses and other investments and is employing certain cost savings initiatives (the "2001 Strategic Assessment"). As a result of the 2001 Strategic Assessment, the Company recorded impairment and other charges and restructuring charges as discussed below.

During 2000, the Company experienced a significant number of departures from its senior management, including the Company's president and chief executive officer. In addition, the Company continued to produce weaker than anticipated operating results during 2000 while attempting to fund its capital requirements related to its hotel construction project in Florida and hotel development activities in Texas. As a result of these factors, during 2000, the Company assessed its strategic alternatives related to its operations and capital requirements and developed a strategic plan designed to refocus the Company's operations, reduce its operating losses and reduce its negative cash flows (the "2000 Strategic Assessment"). As a result of the 2000 Strategic Assessment, the Company sold or ceased operations of several businesses and recorded impairment and other charges and restructuring charges as discussed below.

TERRORIST ATTACKS

As a result of the September 11, 2001 terrorist attacks and a slowdown in the U.S. economy, the hospitality industry has experienced occupancy rates that were significantly lower than those experienced in 2000 due to decreased tourism and travel activity. Specifically, the Company received over 30 group cancellations as a result of the terrorist attacks, the majority of which were for bookings in the months of September and October 2001. These cancellations led to a significant decrease in hotel occupancy for that period and had a negative impact on our operations in the third and fourth quarters of 2001. The September 11 terrorist attacks were dramatic in scope and in their impact on the hospitality industry and it is currently not possible to accurately predict if and when travel patterns will be restored to pre-September 11 levels. However, some of the groups that cancelled during 2001 have rescheduled for dates in 2002.

In response to the new economic environment following the September 11, 2001 terrorist attacks, the Company has elected a strategy of capital conservation. Accordingly, the Company is extending the construction period for a new Gaylord hotel in Grapevine, Texas for up to nine months and reducing its construction spending in the short term. The Gaylord hotel in Grapevine, Texas, previously scheduled to open in August 2003, is now scheduled to open in mid-2004. The Company has also elected to divest certain non-core assets, with the expected proceeds to be utilized as a source of capital. In addition, the Company has implemented certain cost control measures.

DISCONTINUED OPERATIONS

In August 2001, the FASB issued SFAS No. 144, which superceded SFAS No. 121 and the accounting and reporting provisions for the disposal of a segment of a business of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the requirements of SFAS No. 121 for the recognition and measurement of an impairment loss and broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business).

In accordance with the provisions of SFAS No. 144, the Company has presented the operating results, financial position and cash flows of the following businesses as discontinued operations in its financial statements as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001: Word Entertainment ("Word"), the Company's contemporary Christian music business which was sold in January 2002; GET Management, the Company's artist management business which was sold during 2001; the Company's international cable networks; the businesses sold to affiliates of The Oklahoma Publishing Company ("OPUBCO") in 2001 consisting of Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company; and the Company's water taxis sold in 2001.

DERIVATIVES

The Company utilizes derivative financial instruments to reduce interest rate risks and to manage risk exposure to changes in the value of certain owned marketable securities. Effective January 1, 2001, the Company records derivatives in accordance with SFAS No. 133, as amended. SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. During 2000, the Company entered into a seven-year secured forward exchange contract with respect to 10,937,900 shares of its Viacom, Inc. ("Viacom") stock investment acquired, indirectly, as a result of the divestiture of television station KTVT in Dallas-Fort Worth as discussed below. Under SFAS No. 133, components of the secured forward exchange contract are considered derivatives. The adoption of SFAS No. 133 has had a material impact on the Company's results of operations and financial position.

During 2001, the Company entered into three contracts to cap its interest rate risk exposure on its long-term debt. These contracts cap the Company's exposure to one-month LIBOR rates on up to $375 million of outstanding indebtedness at 7.5% and cap the Company's exposure on one-month Eurodollar rates on up to $100 million of outstanding indebtedness at 6.625%. These interest rate caps qualify for hedge accounting and changes in the values of these caps are recorded as other comprehensive income and losses.

GAYLORD PALMS

The Company's Gaylord Palms Resort and Convention Center hotel ("Gaylord Palms") in Kissimmee, Florida commenced operations in January 2002. The Company recorded $12.2 million of preopening expenses related to Gaylord Palms in 2001 that will not recur in 2002. Gaylord Palms, with 1,406 rooms and approximately 400,000 square feet of meeting and convention space, will have a material impact on the Company's results of operations during 2002.

DIVESTITURE OF KTVT

In October 1999, CBS Corporation ("CBS") acquired KTVT from the Company in exchange for $485.0 million of CBS Series B convertible preferred stock, $4.2 million of cash and other consideration. The Company recorded a pretax gain of $459.3 million, which is included in other gains and losses in the consolidated statements of operations, based upon the disposal of the net assets of KTVT of $29.9 million, including related selling costs. CBS merged with Viacom in May 2000, resulting in the conversion of CBS convertible preferred stock into Viacom stock. The operating results of KTVT reflected in the consolidated statements of operations through the disposal date of October 12, 1999 include revenues of $36.0 million, depreciation and amortization of $2.4 million, and operating income of $8.4 million.

RESULTS OF OPERATIONS

The following table contains selected results of continuing operations data for each of the three years ended December 31, 2001, 2000 and 1999 (in thousands). The table also shows the percentage relationships to total revenues and, in the case of segment operating income, its relationship to segment revenues.

	2001	%	2000	%	1999	%
REVENUES:						
Hospitality	$ 228,712	70.3	$ 237,260	70.7	$ 239,248	64.7
Attractions	65,878	20.3	63,235	18.9	57,760	15.6
Media	24,157	7.4	29,013	8.6	62,059	16.8
Corporate and other	6,412	2.0	5,954	1.8	10,784	2.9
Total revenues	325,159	100.0	335,462	100.0	369,851	100.0
OPERATING EXPENSES:						
Operating costs	218,357	67.1	226,126	67.4	234,645	63.4
Selling, general and administrative	71,718	22.0	93,958	28.0	80,489	21.8
Preopening costs	15,141	4.7	5,278	1.6	1,892	0.5
Impairment and other charges	14,262	4.4	76,597	22.8	-	-
Restructuring charges	2,182	0.7	13,098	3.9	2,786	0.8
Merger costs	-	-	-	-	(1,741)	(0.5)
Depreciation and amortization:						
Hospitality	25,593		24,447		22,828	
Attractions	5,810		6,443		6,396	
Media	2,578		9,650		5,918	
Corporate and other	7,294		7,040		7,591	
Total depreciation and amortization	41,275	12.7	47,580	14.2	42,733	11.6
Total operating expenses	362,935	111.6	462,637	137.9	360,804	97.6
OPERATING INCOME (LOSS):						
Hospitality	33,915	14.8	45,949	19.4	43,700	18.3
Attractions	(2,372)	(3.6)	(8,025)	(12.7)	(6,063)	(10.5)
Media	1,665	6.9	(31,500)	-	2,153	3.5
Corporate and other	(39,399)	-	(38,626)	-	(27,806)	-
Preopening costs	(15,141)	-	(5,278)	-	(1,892)	-
Impairment and other charges	(14,262)	-	(76,597)	-	-	-
Restructuring charges	(2,182)	-	(13,098)	-	(2,786)	-
Merger costs	-	-	-	-	1,741	-
Total operating income (loss)	$ (37,776)	(11.6)	$(127,175)	(37.9)	$ 9,047	2.4

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

REVENUES

Total revenues decreased $10.3 million, or 3.1%, to $325.2 million in 2001. Excluding the revenues of businesses divested in 2000, including the Orlando-area Wildhorse Saloon, KOA Campground, Gaylord Digital and country music record label development (collectively, the "2000 Divested Businesses") from 2000, total revenues decreased $1.0 million, or 0.3%, in 2001.

Revenues in the hospitality segment decreased $8.5 million, or 3.6%, to $228.7 million in 2001. Revenues of the Gaylord Opryland Resort and Convention Center hotel decreased $7.9 million to $222.0 million in 2001. Gaylord Opryland's occupancy rate decreased to 70.3% in 2001 compared to 75.9% in 2000. Revenue per available room (RevPAR) for Gaylord Opryland decreased 7.1% to $98.65 for 2001 compared to $106.22 for 2000. This decrease was primarily attributable to the impact of a softer economy and decreased occupancy levels in the weeks following the September 11 terrorist attacks. In the four month period from November 2001 to February 2002, Gaylord Opryland's occupancy rate was 68.8% compared to 72.4% in the corresponding year-ago four month period, while average daily room rates were $141.92 compared to $138.18. The collection of a $2.2 million cancellation fee in 2000 also adversely affects comparisons with the prior year period. Gaylord Opryland's average daily rate increased to $140.33 in 2001 from $140.03 in 2000.

Revenues in the attractions segment increased $2.6 million, or 4.2%, to $65.9 million in 2001. Excluding the revenues of the Orlando-area Wildhorse Saloon and the KOA Campground from 2000, revenues in the attractions segment increased $8.0 million, or 13.8% due to increased revenues of $10.1 million at Corporate Magic, a company specializing in the production of creative events in the corporate entertainment marketplace that was acquired in March 2000. Revenues of the Grand Ole Opry increased $1.4 million, or 11.6%, to $13.4 million in 2001. These increases in revenues were partially offset by decreased revenues of the General Jackson, which decreased $1.5 million in 2001 as a result of an attendance decline of 16.3% partially offset by an increase in per capita spending of 16.3%.

Revenues in the media segment decreased $4.9 million, or 16.7%, to $24.2 million in 2001. Excluding the revenues of Gaylord Digital from 2000, revenues in the media segment decreased $0.9 million, or 3.7%. Revenues of the Company's radio stations decreased $1.2 million during 2001 as a result of a weak advertising market and significant competition within the Nashville-area radio broadcasting market.

Revenues in the corporate and other segment increased $0.5 million to $6.4 million in 2001. Corporate and other segment revenues consisted primarily of the Company's ownership interest in a minor league baseball team.

OPERATING EXPENSES

Total operating expenses decreased $99.7 million, or 21.6%, to $362.9 million in 2001. Excluding impairment and other charges and restructuring charges, total operating expenses decreased $26.5 million, or 7.1%, to $346.5 million in 2001. Operating costs, as a percentage of revenues, decreased to 67.1% during 2001 as compared to 67.4% during 2000. Selling, general and administrative expenses, as a percentage of revenues, decreased to 22.0% during 2001 as compared to 28.0% in 2000.

Operating costs decreased $7.8 million, or 3.4%, to $218.4 million in 2001. Excluding the operating costs of the 2000 Divested Businesses from 2000, operating costs decreased $9.8 million, or 4.7%, to $208.6 million in 2001.

Operating costs in the hospitality segment increased $1.5 million in 2001 primarily as a result of increased operating costs at Gaylord Opryland of $2.2 million. During 2000, the Company recorded certain nonrecurring operating costs associated primarily with the settlement of tax and utility contingencies related to prior years totaling $5.0 million in the hospitality segment, $4.5 million of which was related to Gaylord Opryland. Excluding these nonrecurring costs, operating costs at Gaylord Opryland increased $6.7 million, or 5.2% due primarily to costs associated with various new shows and exhibits at the hotel in 2001.

Operating costs in the attractions segment increased $1.0 million, or 2.1%, in 2001. Excluding the operating costs of the Orlando-area Wildhorse Saloon and the KOA Campground from 2000, operating costs in the attractions segment increased $6.7 million in 2001. The operating costs of Corporate Magic increased $9.8 million in 2001 as compared to 2000 subsequent to its acquisition in March 2000 due to the fact that a large share of its annual business occurs in the first quarter of each year. This increase was partially offset by a decrease in operating costs of the Acuff Theater, a venue for concerts and theatrical performances, which had reduced operating costs in 2001 as compared to 2000 of $1.2 million due to decreased utilization of this venue.

Operating costs in the media segment declined $11.3 million, or 45.5%, in 2001. The decline in costs is almost entirely attributable to operating costs of Gaylord Digital and country music record label development costs in 2000. Excluding these costs, operating costs in the media segment increased $0.7 million, or 5.2% in 2001.

The operating costs in the corporate and other segment increased $1.0 million in 2001 as compared to 2000 due to increased overhead and administrative costs related to the management of the Company's hotels.

Selling, general and administrative expenses decreased $22.2 million, or 23.7%, to $71.7 million in 2001. Excluding the selling, general and administrative expenses of the 2000 Divested Businesses from 2000, selling, general and administrative expenses decreased $3.4 million, or 4.5%, in 2001.

Selling, general and administrative expenses in the hospitality segment increased $0.8 million, or 3.0%, in 2001. Selling, general and administrative expenses at Gaylord Opryland increased $0.6 million, or 2.1%, in 2001. Selling and promotion expense at Gaylord Opryland increased $1.9 million due to increased advertising offset by lower general and administrative costs at Gaylord Opryland of $1.3 million due to cost controls.

Selling, general and administrative expenses in the attractions segment decreased $3.4 million, or 21.2%, in 2001. Excluding the selling, general and administrative expenses of the Orlando-area Wildhorse Saloon and the KOA Campground from 2000, selling, general and administrative expenses in the attractions segment decreased $3.0 million, or 19.0%, in 2001. The decrease in 2001 is primarily attributable to nonrecurring bad debt expense recognized in 2000 of $2.4 million related to the Company's live entertainment business. In addition, the selling, general and administrative expenses of the Ryman Auditorium decreased $1.2 million in 2001 as compared to 2000 due to reductions in marketing expenses, fewer shows being produced in 2001 compared to 2000 and a shift to more co-produced shows in 2001 compared to 2000.

Corporate selling, general and administrative expenses, consisting primarily of senior management salaries and benefits, legal, human resources, accounting, and other administrative costs remained unchanged at $23.3 million in both 2001 and 2000.

Effective December 31, 2001, the Company amended its retirement plan and its retirement savings plan whereby the retirement cash balance benefit was frozen and whereby future Company contributions to the retirement savings plan will include 2% to 4% of the employee's salary, based upon the Company's financial performance, in addition to a one-half match of the employee's salary up to a maximum Company contribution of 3%. As a result of these changes to the retirement plan, the Company expects to record a pretax charge to operations of approximately $5.7 million in the first quarter of 2002 related to the write-off of unamortized prior service cost in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and related interpretations.

The Company has amended its postretirement benefit plans effective December 31, 2001 such that only active employees whose age plus years of service total at least 60 and who have at least 10 years of service as of December 31, 2001 remain eligible. In connection with the amendment and curtailment of the plans and in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and related interpretations, the Company measured a gain of $6.8 million, which will be recognized in future periods.

Preopening costs increased $9.9 million to $15.1 million in 2001 related to the Company's hotel development activities in Florida and Texas. In accordance with AICPA SOP 98-5, "Reporting on the Costs of Start-Up Activities", the Company expenses the costs associated with start-up activities and organization costs as incurred.

Depreciation and amortization decreased $6.3 million, or 13.3%, to $41.3 million in 2001. Excluding the depreciation and amortization of the 2000 Divested Businesses from 2000, depreciation and amortization increased $1.7 million, or 4.3%, in 2001. The increase is primarily attributable to increased depreciation expense at Gaylord Opryland of $0.9 million related to capital expenditures and increased software amortization of $0.8 million.

IMPAIRMENT AND OTHER CHARGES

The Company recognized pretax impairment and other charges as a result of the 2001 and 2000 Strategic Assessments. The components of these charges for the years ended December 31 are as follows (in thousands):

	2001	2000
Programming, film and other content	$ 6,858	$ 8,295
Gaylord Digital and other technology investments	4,576	48,127
Property and equipment	2,828	3,398
Orlando-area Wildhorse Saloon	-	15,854
Other	-	923
Total impairment and other charges	$ 14,262	$ 76,597

Additional impairment and other charges of $28.9 million during 2000 are included in discontinued operations.

2001 Impairment and Other Charges
The Company began production of an IMAX movie during 2000 to portray the history of country music. As a result of the 2001 Strategic Assessment, the carrying value of the IMAX film asset was reevaluated on the basis of its estimated future cash flows resulting in an impairment charge of $6.9 million. At December 31, 2000, the Company held a minority investment in a technology start-up business. During 2001, the unfavorable environment for technology businesses created difficulty for this business to obtain adequate capital to execute its business plan and, subsequently, the Company was notified that this technology business had been unsuccessful in arranging financing, resulting in an impairment charge of $4.6 million. The Company also recorded an impairment charge related to idle real estate of $2.0 million during 2001 based upon an assessment of the value of the property. In addition, the Company recorded an impairment charge for other idle property and equipment totaling $0.8 million during 2001 primarily due to the consolidation of offices resulting from personnel reductions.

2000 Impairment and Other Charges
The Company's 2000 Strategic Assessment of its programming, film and other content assets resulted in pretax impairment and other charges of $8.3 million based upon the projected cash flows for these assets. This charge included investments of $5.0 million, other receivables of $3.0 million and music and film catalogs of $0.3 million.

The Company closed Gaylord Digital, its Internet-related business in 2000. During 1999 and 2000, Gaylord Digital was unable to produce the operating results initially anticipated and required an extensive amount of capital to fund its operating losses, investments and technology infrastructure. As a result of the closing, the Company recorded a pretax charge of $48.1 million in 2000 to reduce the carrying value of Gaylord Digital's assets to their fair value based upon estimated selling prices. The Gaylord Digital charge included the write-down of intangible assets of $25.8 million, property and equipment (including software) of $14.8 million, investments of $7.0 million and other assets of $0.6 million. The operating results of Gaylord Digital are included in continuing operations. Excluding the effect of the impairment and other charges, Gaylord Digital had revenues of $3.9 million and $1.6 million, and operating losses of $27.5 million and $7.3 million, for the years ended December 31, 2000 and 1999, respectively.

During the course of conducting the 2000 Strategic Assessment, other property and equipment of the Company was reviewed to determine whether the change in the Company's strategic direction resulted in additional impaired assets. This review indicated that certain property and equipment would not be recovered by projected cash flows. The Company recorded pretax impairment and other charges related to its property and equipment of $3.4 million. These charges included property and equipment write-downs in the hospitality segment of $1.4 million, in the attractions segment of $0.3 million, in the media segment of $0.2 million, and in the corporate and other segment of $1.5 million.

During November 2000, the Company ceased the operations of the Orlando-area Wildhorse Saloon. Walt Disney World® Resort paid the Company approximately $1.8 million for the net assets of the Orlando-area Wildhorse Saloon and released the Company from its operating lease for the Wildhorse Saloon location. As a result of this divestiture, the Company recorded pretax charges of $15.9 million to reflect the impairment and other charges related to the divestiture. The Orlando-area Wildhorse Saloon charges included the write-off of equipment of $9.4 million, intangible assets of $8.1 million and other working capital items of $0.1 million offset by the $1.8 million of proceeds received from Disney. The operating results of the Orlando-area Wildhorse Saloon are included in continuing operations. Excluding the effect of the impairment and other charges, the Orlando-area Wildhorse Saloon had revenues of $4.4 million, and operating losses of $1.6 million for the year ended December 31, 2000.

RESTRUCTURING CHARGES

During 2001, the Company recognized pretax restructuring charges from continuing operations of $2.2 million related to streamlining operations and reducing layers of management. The Company recognized additional pretax restructuring charges from discontinued operations of $3.0 million in 2001. These restructuring charges were recorded in accordance with EITF No. 94-3. The restructuring costs from continuing operations consist of $4.7 million related to severance and other employee benefits and $1.1 million related to contract termination costs, offset by the reversal of restructuring charges recorded in 2000 of $3.7 million primarily related to negotiated reductions in certain contract termination costs. The restructuring costs from discontinued operations consist of $1.6 million related to severance and other employee benefits and $1.8 million related to contract termination costs offset by the reversal of restructuring charges recorded in 2000 of $0.4 million. The 2001 restructuring charges primarily resulted from the Company's strategic decisions to exit certain businesses and reduce corporate overhead and administrative costs. The 2001 restructuring plan resulted in the termination or notification of pending termination of approximately 150 employees. As of December 31, 2001, the Company has recorded cash charges of $1.7 million against the 2001 restructuring accrual, all of which related to continuing operations. The remaining balance of the 2001 restructuring accrual related to continuing operations at December 31, 2001 of $4.2 million is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. The remaining balance of the 2001 restructuring accrual related to discontinued operations at December 31, 2001 of $3.3 million is included in current liabilities of discontinued operations in the consolidated balance sheets. The Company expects the remaining balances of the restructuring accruals for both continuing and discontinued operations to be paid in 2002.

As part of the Company's 2000 Strategic Assessment, the Company recognized pretax restructuring charges of $13.1 million related to continuing operations during 2000, in accordance with EITF Issue No. 94-3. Additional restructuring charges of $3.1 million during 2000 are included in discontinued operations. Restructuring charges related to continuing operations consist of contract termination costs of $8.0 million to exit specific activities and employee severance and related costs of $5.4 million offset by the reversal of the remaining restructuring accrual from the restructuring charges recorded in 1999 of $0.2 million. The 2000 restructuring charges relate to the Company's strategic decisions to exit certain lines of business, primarily businesses included in the Company's former music, media and entertainment segment, and to implement its 2000 strategic plan. As part of the Company's 2000 restructuring plan, approximately 375 employees were terminated or were informed of their pending termination. During 2001, the Company negotiated reductions in certain contract termination costs, which allowed the reversal of $4.0 million of the restructuring charges originally recorded during 2000. As of December 31, 2001, the Company has recorded cash charges of $10.8 million against the 2000 restructuring accrual. The remaining balance of the 2000 restructuring accrual at December 31, 2001 of $1.6 million is included in accounts payable and accrued liabilities in the consolidated balance sheets, which the Company expects to be paid in 2002.

OPERATING INCOME (LOSS)

Total operating loss decreased $89.4 million to an operating loss of $37.8 million during 2001. Excluding the operating losses of the 2000 Divested Businesses from 2000, as well as impairment and other charges and restructuring charges from both periods, total operating income decreased $19.0 million to an operating loss of $21.3 million in 2001.

Hospitality segment operating income decreased $12.0 million to $33.9 million in 2001 as a result of decreased operating income of Gaylord Opryland. Excluding the operating losses of the Orlando-area Wildhorse Saloon and the KOA Campground from 2000, the operating loss of the attractions segment decreased $4.0 million to an operating loss of $2.4 million in 2001 primarily as a result of decreased operating losses of the Acuff Theater, Corporate Magic and the Ryman Auditorium. Media segment operating income was $1.7 million in 2001 compared to an operating loss of $31.5 million in 2000. Excluding the operating losses of Gaylord Digital and country music record label development costs from 2000, the operating income of the media segment decreased $0.4 million in 2001 primarily as a result of increased operating losses at the Company's radio stations. The operating loss of the corporate and other segment increased $0.8 million, or 2.0%, to an operating loss of $39.4 million in 2001.

INTEREST EXPENSE

Interest expense increased $9.0 million to $39.4 million in 2001, net of capitalized interest of $18.8 million, including $16.4 million of capitalized interest related to Gaylord Palms. The Company will no longer capitalize interest on Gaylord Palms subsequent to its opening date in January 2002. The increase in 2001 interest expense is primarily attributable to higher average borrowing levels including construction-related financing related to Gaylord Palms and the new Gaylord hotel in Grapevine, Texas, the secured forward exchange contract entered into in May 2000 and the amortization of deferred costs related to these financing activities. The Company's weighted average interest rate on its borrowings, including the interest expense associated with the secured forward exchange contract, was 6.3% in 2001 as compared to 6.6% in 2000.

The Company is negotiating with potential additional financing sources regarding the Company's future financing arrangements. The Company's future borrowing levels are expected to be higher than the Company's historical borrowing levels.

INTEREST INCOME

Interest income increased $1.5 million to $5.6 million in 2001. The increase in 2001 primarily relates to an increase in interest income from invested cash balances.

GAIN (LOSS) ON VIACOM STOCK AND DERIVATIVES

The Company adopted the provisions of SFAS No. 133 on January 1, 2001 and recorded a gain of $11.9 million, net of taxes of $6.4 million, as a cumulative effect of an accounting change to record the derivatives associated with the secured forward exchange contract at fair value as of January 1, 2001. For the year ended December 31, 2001, the Company recorded a pretax gain of $54.3 million related to the increase in fair value of the derivatives associated with the secured forward exchange contract. Additionally, the Company recorded a nonrecurring pretax gain of $29.4 million on January 1, 2001, related to reclassifying its investment in Viacom stock from available-for-sale to trading as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". For the year ended December 31, 2001, the Company recorded a pretax loss of $28.6 million related to the decrease in fair value of the Viacom stock subsequent to January 1, 2001.

OTHER GAINS AND LOSSES

During 2001, the indemnification period related to the Company's 1999 disposition of television station KTVT in Dallas-Fort Worth ended, resulting in the recognition of a pretax gain of $4.6 million related to the reversal of previously recorded contingent liabilities.

During 2000, the Company sold its KOA Campground located near Gaylord Opryland for $2.0 million in cash. The Company recognized a pretax loss on the sale of $3.2 million.

INCOME TAXES

The Company's benefit for income taxes was $3.2 million in 2001 compared to an income tax benefit of $49.9 million in 2000. The Company's effective tax rate on its loss before benefit for income taxes was 30.4% for 2001 compared to 32.3% for 2000. The decline in the Company's effective tax rate is primarily due to nondeductible foreign and state losses during 2001.

DISCONTINUED OPERATIONS

The Company has reflected the following businesses as discontinued operations, consistent with the provisions of SFAS No. 144. The results of operations, net of taxes, (prior to their disposal where applicable) and the estimated fair value of the assets and liabilities of these businesses have been reflected in the Company's consolidated financial statements as discontinued operations in accordance with SFAS No. 144 for all periods presented.

Word

During 2001, the Company committed to a plan to sell Word. As a result of the decision to sell Word, the Company reduced the carrying value of Word to its estimated fair value by recognizing a pretax charge of $30.4 million in discontinued operations during 2001. The estimated fair value of Word's net assets was determined based upon ongoing negotiations with potential buyers. Related to the decision to sell Word, a pretax restructuring charge of $1.5 million was recorded in 2001. The restructuring charge consists of $0.9 million related to lease termination costs and $0.6 million related to severance costs. In addition, the Company recorded a reversal of $0.1 million of restructuring charges originally recorded during 2000. Subsequent to December 31, 2001, the Company sold Word's domestic operations to an affiliate of Warner Music Group for $84.1 million in cash, subject to future purchase price adjustments. The Company will not recognize a material gain or loss on the divestiture in 2002. Net proceeds from the sale of $80.0 million were used to reduce the Company's outstanding indebtedness as further discussed below under Liquidity and Capital Resources.

International Cable Networks

During the second quarter of 2001, the Company adopted a formal plan to dispose of its international cable networks. As part of this plan, the Company hired investment bankers to facilitate the disposition process, and formal communications with potentially interested parties began in July 2001. In an attempt to simplify the disposition process, in July 2001, the Company acquired an additional 25% ownership interest in its music networks in Argentina, bringing its ownership interest from 50% to 75%. In August 2001, the partnerships in Argentina finalized a pending transaction in which a third party acquired a 10% ownership interest in the companies in exchange for satellite, distribution and sales services, bringing the Company's interest to 67.5%.

In December 2001, the Company made the decision to cease funding of its cable networks in Asia and Brazil as well as its partnerships in Argentina if a sale had not been completed by February 28, 2002. At that time the Company recorded pretax restructuring charges of $1.9 million consisting of $1.0 million of severance and $0.9 million of contract termination costs related to the networks. Also during 2001, the Company negotiated reduced contract termination costs with several vendors that resulted in a reversal of $0.3 million of restructuring charges originally recorded during 2000. Based on the status of its efforts to sell its international cable networks at the end of 2001, the Company recorded pretax impairment and other charges of $23.3 million during 2001. Included in this charge are the impairment of an investment in the two Argentina-based music channels totaling $10.9 million, the impairment of fixed assets, including capital leases associated with certain transponders leased by the Company, of $7.0 million, the impairment of a receivable of $3.0 million from the Argentina-based channels, current assets of $1.5 million, and intangible assets of $1.0 million.

In the first quarter of 2002, the Company finalized a transaction to sell certain assets of its international cable networks as further discussed under "Recent Developments."

Businesses Sold to OPUBCO

During 2001, the Company sold five businesses (Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company) to affiliates of OPUBCO for $22.0 million in cash and the assumption of debt of $19.3 million. The Company recognized a pretax loss of $1.7 million related to the sale in discontinued operations in the consolidated statement of operations. OPUBCO owns a minority interest in the Company. Four of the Company's directors are also directors of OPUBCO and voting trustees of a voting trust that controls OPUBCO. Additionally, those four directors collectively own a significant ownership interest in the Company.

The following table reflects the results of operations of businesses accounted for as discontinued operations for the years ended December 31 (amounts in thousands):

	2001	2000
REVENUES:		
Word Entertainment	$ 115,677	$ 130,706
International cable networks	5,025	6,606
Businesses sold to OPUBCO	2,195	39,706
Other	609	1,900
Total revenues	$ 123,506	$ 178,918
OPERATING INCOME (LOSS):		
Word Entertainment	$ (5,710)	$ (15,741)
International cable networks	(6,375)	(9,655)
Businesses sold to OPUBCO	(1,459)	(9,370)
Other	(383)	(144)
Impairment and other charges	(53,716)	(28,941)
Restructuring charges	(2,959)	(3,095)
Total operating loss	(70,602)	(66,946)
INTEREST EXPENSE	(797)	(1,310)
INTEREST INCOME	128	556
OTHER GAINS AND LOSSES	(3,986)	(4,245)
Loss before benefit for income taxes	(75,257)	(71,945)
BENEFIT FOR INCOME TAXES	(22,893)	(23,206)
Net loss from discontinued operations	$ (52,364)	$ (48,739)

During 2000, the Company settled contingencies remaining from the 1997 acquisition of Word, which resulted in a pretax charge of $3.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The assets and liabilities of the discontinued operations presented in the consolidated balance sheets are comprised of:

	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,237	$ 8,005
Trade receivables, less allowance of $2,785 and $5,003, respectively	24,814	43,567
Inventories	6,359	12,321
Prepaid expenses	8,779	12,592
Other current assets	691	5,052
Total current assets	42,880	81,537
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	10,357	22,423
INTANGIBLE ASSETS, NET OF ACCUMULATED AMORTIZATION	29,628	81,954
MUSIC AND FILM CATALOGS	10,696	26,237
OTHER LONG-TERM ASSETS	3,512	11,965
Total long-term assets	54,193	142,579
Total assets	$ 97,073	$ 224,116
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 5,515	$ 1,378
Accounts payable and accrued liabilities	18,120	39,652
Total current liabilities	23,635	41,030
LONG-TERM DEBT, NET OF CURRENT PORTION	-	20,551
OTHER LONG-TERM LIABILITIES	7	-
Total long-term liabilities	7	20,551
Total liabilities	$ 23,642	$ 61,581

Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

REVENUES

Total revenues decreased $34.4 million, or 9.3%, to $335.5 million in 2000 primarily due to the divestiture of KTVT, which was divested in 1999, partially offset by revenues of Corporate Magic which was acquired in 2000. Excluding the revenues of significant divested businesses, primarily KTVT and the 2000 Divested Businesses, from both periods, total revenues increased $0.3 million, or 0.1%, in 2000.

Revenues in the hospitality segment decreased $2.0 million, or 0.8%, to $237.3 million in 2000. Revenues of Gaylord Opryland decreased $3.8 million to $230.6 million in 2000. Gaylord Opryland's occupancy rate decreased to 75.9% in 2000 compared to 78.0% in 1999. Gaylord Opryland's average daily rate increased to $140.03 in 2000 from $135.48 in 1999. The decrease in revenues from Gaylord Opryland was partially offset by increased revenues from the Radisson Hotel at Opryland of $1.6 million, or 31.7%, in 2000. The occupancy rate of the Radisson Hotel at Opryland increased to 59.3% in 2000 from 48.8% in 1999. The increase in revenues for the Radisson Hotel at Opryland is primarily attributable to a renovation project during 1999, which caused a portion of the rooms to be unavailable during 1999.

Revenues in the attractions segment increased $5.5 million, or 9.5%, to $63.2 million in 2000. Excluding the revenues of the Orlando-area Wildhorse Saloon and the KOA Campground from both periods, revenues of the attractions segment increased $6.5 million, or 12.6%, to $57.9 million. Corporate Magic had revenues subsequent to its acquisition in March 2000 of $4.2 million.

Revenues in the media segment decreased $33.0 million, or 53.2%, to $29.0 million in 2000. Excluding the revenues of KTVT and Gaylord Digital from both periods, revenues in the media segment increased $0.7 million, or 2.8%, to $25.1 million in 2000.

Revenues in the corporate and other segment decreased $4.8 million to $6.0 million in 2000 related primarily to consulting and other services revenues related to the Opry Mills partnership in 1999, which did not continue beyond 1999.

OPERATING EXPENSES

Total operating expenses increased $101.8 million, or 28.2%, to $462.6 million in 2000. Excluding the impairment and other charges, restructuring charges and merger costs, total operating expenses increased $13.2 million, or 3.7%, to $372.9 million in 2000. Operating costs, as a percentage of revenues, increased to 67.4% during 2000 as compared to 63.4% during 1999. Selling, general and administrative expenses, as a percentage of revenues, increased to 28.0% during 2000 as compared to 21.8% in 1999.

Operating costs decreased $8.5 million, or 3.6%, to $226.1 million in 2000. Excluding the operating costs of KTVT and the 2000 Divested Businesses from both periods, operating costs decreased $1.5 million, or 0.7%, to $208.6 million in 2000.

Operating costs in the hospitality segment decreased $3.7 million, or 2.6%, in 2000 primarily as a result of lower operating costs at Gaylord Opryland of $4.4 million related to lower revenues and stringent cost controls. Included in hospitality operating costs for 2000 are certain nonrecurring items associated primarily with the settlement of tax and utility contingencies related to prior years totaling $5.0 million. Excluding these items, operating costs in the hospitality segment declined by $8.7 million in 2000.

Operating costs in the attractions segment increased $2.3 million, or 4.9%, in 2000. Excluding the operating costs of the Orlando-area Wildhorse Saloon and the KOA Campground from both periods, operating costs in the attractions segment increased $3.2 million in 2000, primarily due to the operating costs of Corporate

Magic subsequent to its March 2000 acquisition.

Operating costs in the media segment declined $8.2 million, or 24.9%, in 2000. Excluding the operating costs of KTVT, Gaylord Digital and country music record label development costs from both periods, operating costs in the media segment increased $1.0 million in 2000 due primarily to increased operating costs at Acuff-Rose Music Publishing of $0.6 million.

The operating costs in the corporate and other segment increased $1.1 million, or 8.1%, to $14.2 million in 2000 due to increased operating costs of the Oklahoma Redhawks, a minor league baseball team based in Oklahoma City, and increased costs related to the management of the Company's hotels.

Selling, general and administrative expenses increased $13.5 million, or 16.7%, to $94.0 million in 2000. Excluding the selling, general and administrative expenses of KTVT and the 2000 Divested Businesses from both periods, selling, general and administrative expenses increased $7.3 million, or 10.8%, to $75.1 million in 2000.

Selling, general and administrative expenses in the hospitality segment decreased $2.2 million in 2000 primarily related to stringent cost controls at Gaylord Opryland.

Selling, general and administrative expenses in the attractions segment increased $5.1 million, or 46.4%, in 2000. Excluding the selling, general and administrative expenses of the Orlando-area Wildhorse Saloon and the KOA Campground from both periods, selling, general and administrative expenses in the attractions segment increased $6.1 million in 2000. The increase is primarily attributable to a $5.6 million increase in the selling, general and administrative expenses of the Company's live entertainment businesses in 2000 related to the acquisition of Corporate Magic in March 2000 and nonrecurring bad debt expense recognized in 2000 of $2.4 million.

Selling, general and administrative expenses in the media segment increased $5.1 million, or 24.2%, in 2000. Excluding the selling, general and administrative expenses of KTVT, Gaylord Digital and country music record label development costs from both periods, selling, general and administrative expenses in the media segment decreased $2.1 million in 2000 due to certain media-related overhead and development costs in 1999 that did not recur in 2000.

Corporate selling, general and administrative expenses increased $5.5 million, or 30.7%, in 2000. The components of the increase in 2000 over 1999 include the following: $2.2 million related to the naming rights for Gaylord Entertainment Center, $1.0 million related to severance of the Company's former CEO, $0.9 million related to additional human resources and training personnel and related costs, and $0.4 million related to increased property and franchise taxes.

Preopening costs increased $3.4 million to $5.3 million in 2000 related to the Company's hotel development activities in Florida and Texas.

Depreciation and amortization increased $4.8 million, or 11.3%, to $47.6 million in 2000. Excluding the depreciation and amortization of KTVT and the 2000 Divested Businesses from both periods, depreciation and amortization increased $2.7 million, or 7.4%, in 2000. The increase is primarily attributable to the depreciation expense of capital expenditures and the amortization expense of intangible assets, primarily goodwill, associated with acquisitions.

OPERATING INCOME (LOSS)

Total operating income decreased $136.2 million to an operating loss of $127.2 million during 2000. Excluding the operating income (loss) of KTVT and the 2000 Divested Businesses, as well as the impairment, restructuring and merger charges from both periods, total operating income decreased $17.2 million to an operating loss of $2.3 million in 2000.

Hospitality segment operating income increased $2.2 million to $45.9 million in 2000 primarily related to increased profit margins of Gaylord Opryland. Excluding the operating loss of the Orlando-area Wildhorse Saloon and the KOA Campground from both periods, the operating loss of the attractions segment increased $3.3 million to $6.4 million in 2000 primarily as a result of the operating losses of the Company's live entertainment businesses. Excluding the operating income (loss) of KTVT, Gaylord Digital and country music record label development costs from both periods, the operating income of the media segment increased $1.9 million to an operating income of $2.1 million in 2000. The operating loss of the corporate and other segment increased $10.8 million to an operating loss of $38.6 million in 2000 due in part to consulting and other services revenues related to the Opry Mills partnership in 1999, which did not continue beyond 1999, and increased administrative costs, including certain overhead and administrative costs related to the management of the Company's hotels.

INTEREST EXPENSE

Interest expense increased $15.3 million to $30.3 million, net of capitalized interest, in 2000. Capitalized interest related to the Florida and Texas hotel developments totaled $6.8 million in 2000 compared to $0.5 million in 1999. The increase in 2000 interest expense is primarily attributable to higher average borrowing levels, including the secured forward exchange contract, and the amortization of deferred costs related to these financing activities. The Company's weighted average interest rate on its borrowings, including the interest expense associated with the secured forward exchange contract, was 6.6% in 2000 as compared to 6.4% in 1999.

INTEREST INCOME

Interest income decreased $1.9 million to $4.2 million in 2000. The decrease in 2000 primarily relates to nonrecurring interest income in 1999 of $2.0 million related to the settlement of contingencies between the Company and CBS/Viacom as well as a $1.8 million prepayment penalty from Bass Pro recorded as interest income during 1999. These 1999 transactions are partially offset by an increase in interest income from invested cash balances during 2000.

OTHER GAINS AND LOSSES

Other gains and (losses) during 2000 and 1999 were comprised of the following pretax amounts, in thousands:

	2000	1999
Loss on disposal of KOA Campground	$ (3,247)	$ -
Gain on divestiture of KTVT	-	459,307
Gain on equity participation rights	-	129,875
Other gains and losses, net	1,970	700
	$ (1,277)	$ 589,882

In October 1999, CBS acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485 million of CBS Series B convertible preferred stock, $4.2 million of cash and other consideration, resulting in a pretax gain of $459.3 million.

During 1999, the Company received cash and recognized a pretax gain of $129.9 million representing the value of contractual equity participation rights related to the sale of certain cable television systems (the "Systems") formerly owned by the Company. During 1995, the Company sold the Systems to CCT Holdings Corporation. As part of the 1995 sale transaction, the Company received contractual equity participation rights equal to 15% of the net distributable proceeds, as defined, from certain future asset sales. The proceeds from the equity participation rights were used to reduce outstanding bank indebtedness.

INCOME TAXES

The Company's benefit for income taxes was $49.9 million in 2000 compared to an income tax provision of $222.3 million in 1999. The Company's effective tax rate on its income (loss) before provision (benefit) for income taxes was 32.3% for 2000 compared to 37.7% for 1999.

DISCONTINUED OPERATIONS

As previously discussed, the Company adopted the provisions of SFAS No. 144 during the third quarter of 2001. Accordingly, SFAS No. 144 required the Company to restate the Company's results of operations and cash flows related to discontinued operations for the years ended December 31, 2000 and 1999.

The results of operations of businesses accounted for as discontinued operations are as follows (in thousands):

	2000	1999
REVENUES:		
Word Entertainment	$ 130,706	$ 137,873
International cable networks	6,606	4,407
Businesses sold to OPUBCO	39,706	17,797
Other	1,900	2,712
Total revenues	$ 178,918	$ 162,789
OPERATING INCOME (LOSS):		
Word Entertainment	$ (15,741)	$ (5,542)
International cable networks	(9,655)	(8,375)
Businesses sold to OPUBCO	(9,370)	(1,553)
Other	(144)	714
Impairment and other charges	(28,941)	(12,201)
Restructuring charges	(3,095)	(316)
Total operating loss	(66,946)	(27,273)
INTEREST EXPENSE	(1,310)	(1,054)
INTEREST INCOME	556	185
OTHER GAINS AND LOSSES	(4,245)	(308)
Loss before benefit for income taxes	(71,945)	(28,450)
BENEFIT FOR INCOME TAXES	(23,206)	(10,612)
Net loss from discontinued operations	$ (48,739)	$ (17,838)

LIQUIDITY AND CAPITAL RESOURCES

TERM LOAN

During 2001, the Company entered into a three-year delayed-draw senior term loan ("Term Loan") of up to $210.0 million with Deutsche Banc Alex. Brown Inc., Salomon Smith Barney, Inc. and CIBC World Markets Corp. (collectively the "Banks"). Proceeds of the Term Loan were used to finance the construction of Gaylord Palms and a new Gaylord hotel in Grapevine, Texas, as well as for general operating purposes. The Term Loan is primarily secured by the Company's ground lease interest in Gaylord Palms. At the Company's option, amounts outstanding under the Term Loan bear interest at the prime interest rate plus 2.125% or the one-month Eurodollar rate plus 3.375%. The terms of the Term Loan required the purchase of interest rate hedges in notional amounts equal to $100.0 million in order to protect against adverse changes in the one-month Eurodollar rate. Pursuant to these agreements, the Company has purchased instruments that cap its exposure to the one-month Eurodollar rate at 6.625%. The Term Loan contains provisions that allow the Banks to syndicate the Term Loan, which could result in a change to the terms and structure of the Term Loan, including an increase in interest rates. In addition, the Company is required to pay a commitment fee equal to 0.375% per year of the average unused portion of the Term Loan. As of December 31, 2001, the Company had outstanding borrowings of $100.0 million under the Term Loan and was required to escrow certain amounts in a completion reserve account for Gaylord Palms.

The Term Loan requires that the net proceeds from all asset sales by the Company must be used to reduce outstanding borrowings until the borrowing capacity under the Term Loan has been reduced to $60.0 million. The Company sold Word in January 2002. The sale of Word required the prepayment of the Term Loan in the amount of $80.0 million and, accordingly, this amount was classified as due within one year in the December 31, 2001 consolidated balance sheet, resulting in a negative working capital balance at December 31, 2001 of $26.7 million. Subsequent to the prepayment of the Term Loan related to Word, the maximum amount available under the Term Loan reduces to $100.0 million in October 2003, and to $50.0 million in April 2004, with full repayment due in October 2004. Excess cash flows, as defined, generated by Gaylord Palms must be used to reduce any amounts borrowed under the Term Loan until its borrowing capacity is reduced to $85.0 million. Debt repayments under the Term Loan reduce its borrowing capacity and are not eligible to be re-borrowed. The Term Loan requires the Company to maintain certain escrowed cash balances, comply with certain financial covenants, and imposes limitations related to the payment of dividends, the incurrence of debt, the guaranty of liens, and the sale of assets, as well as other customary covenants and restrictions. At December 31, 2001, the unamortized balance of the deferred financing costs related to the Term Loan was $5.6 million. The weighted average interest rate, including amortization of deferred financing costs, under the Term Loan for 2001 was 8.3%. As of March 19, 2002, the Company had $50 million of outstanding borrowings and $70 million of future borrowing capacity under the Term Loan.

NASHVILLE HOTEL LOANS

In 2001, the Company, through wholly owned subsidiaries, entered into two loan agreements, a $275.0 million senior loan (the "Senior Loan") and a $100.0 million mezzanine loan (the "Mezzanine Loan") (collectively, the "Nashville Hotel Loans") with affiliates of Merrill Lynch & Company acting as principal. The Senior Loan is secured by a first mortgage lien on the assets of Gaylord Opryland and is due in 2004. Amounts outstanding under the Senior Loan bear interest at one-month LIBOR plus approximately 0.9%. The Mezzanine Loan, secured by the equity interest in the wholly-owned subsidiary that owns Gaylord Opryland, is due in 2004 and bears interest at one-month LIBOR plus 6.0%. At the Company's option, the Nashville Hotel Loans may be extended for two additional one-year terms beyond their scheduled maturities, subject to Gaylord Opryland meeting certain financial ratios and other criteria. The Nashville Hotel Loans require monthly principal payments of $667,000 during their three-year terms in addition to monthly interest payments. The terms of the Senior Loan and the Mezzanine Loan required the purchase of interest rate hedges in notional amounts equal to the outstanding balances of the Senior Loan and the Mezzanine Loan in order to protect against adverse changes in one-month LIBOR. Pursuant to these agreements, the Company has purchased instruments that cap its exposure to one-month LIBOR at 7.50%. The Company used $235.0 million of the proceeds from the Nashville Hotel Loans to refinance a $250.0 million interim loan that was scheduled to mature in April 2001. At closing, the Company was required to escrow certain amounts, including $20.0 million related to future renovations and related capital expenditures at Gaylord Opryland. The net proceeds from the Nashville Hotel Loans after refinancing of the interim loan, required escrows and fees were approximately $97.6 million. At December 31, 2001, the unamortized balance of the deferred financing costs related to the Nashville Hotel Loans was $13.8 million. The weighted average interest rates for the Senior Loan and the Mezzanine Loan for 2001, including amortization of deferred financing costs, were 6.2% and 12.0%, respectively.

The terms of the Nashville Hotel Loans require that the Company maintain certain escrowed cash balances and comply with certain financial covenants, and impose limits on transactions with affiliates and indebtedness. The financial covenants under the Nashville Hotel Loans are structured such that noncompliance at one level triggers certain cash management restrictions and noncompliance at a second level results in an event of default. Based upon the financial covenant calculations at December 31, 2001, the cash management restrictions are in effect which requires that all excess cash flows, as defined, be escrowed and may be used to repay principal amounts owed on the Senior Loan. As of March 19, 2002, approximately $16 million of escrowed excess cash flows have been utilized to repay principal amounts owed on the Senior Loan. Based upon recent operating results of Gaylord Opryland, the Company expects the cash management restrictions to remain in effect for the foreseeable future.

The Company negotiated certain revisions to the financial covenants under the Nashville Hotel Loans and the Term Loan subsequent to December 31, 2001. After these revisions, the Company was in compliance with the covenants under the Nashville Hotel Loans and the covenants under the Term Loan in which the failure to comply would result in an event of default. There can be no assurance that the Company will remain in compliance with the covenants that would result in an event of default under the Nashville Hotel Loans or the Term Loan. Management's projections and related operating plans indicate the Company will remain in compliance with the revised financial covenants under the Nashville Hotel Loans and the Term Loan during the first and second quarters of 2002, albeit by a narrow margin. As with all projections, there can be no assurance that they will be achieved. In addition, the Company is attempting to sell certain non-core assets that would provide additional sources of capital. Any event of noncompliance that results in an event of default under the Nashville Hotel Loans or the Term Loan would enable the lenders to demand payment of all outstanding amounts, which would have a material adverse effect on the Company's financial position, results of operations and cash flows.

CAPITAL REQUIREMENTS

During 2001, the Company's capital expenditures were approximately $281 million, including approximately $256 million related to construction of Gaylord Palms, which opened in January 2002 and the new Gaylord hotel in Grapevine, Texas, which is scheduled to open in mid-2004. The Company currently projects capital expenditures for 2002 of approximately $150 million, which includes approximately $62 million related to the completion of Gaylord Palms, continuing construction at the new Gaylord hotel in Grapevine, Texas of $54 million and approximately $19 million related to Gaylord Opryland.

COMMITMENTS

Future minimum cash lease commitments under all noncancelable operating leases in effect for continuing operations at December 31, 2001 are as follows: 2002 - $5.0 million, 2003 - $5.0 million, 2004 - $4.8 million, 2005 - $4.4 million, 2006 - $4.3 million, and 2007 and thereafter - $689.2 million.

The Company entered into a 75-year operating lease agreement during 1999 for 65.3 acres of land located in Osceola County, Florida for the development of Gaylord Palms. The lease required annual lease payments of approximately $0.9 million until the completion of construction in 2002, at which point the annual lease payments increased to approximately $3.2 million. The lease agreement provides for a 3% escalation of base rent each year beginning five years after the opening of Gaylord Palms.

During 1999, the Company entered into a construction contract for the development of the Gaylord Palms. The Company expects payments of approximately $300 million related to the construction contract during the construction period. Gaylord Palms opened in January 2002. As of December 31, 2001, the Company has paid approximately $272.9 million related to this construction contract, which is included as construction in progress in property and equipment in the Company's consolidated balance sheets.

During 2001 and 2002, the Company entered into certain agreements related to the construction of the new Gaylord hotel in Grapevine, Texas. The Company expects payments of approximately $190 million related to these agreements. At December 31, 2001, the Company has paid approximately $53.5 million related to these agreements, which is included as construction in progress in property and equipment in the Company's consolidated balance sheets.

During 1999, the Company entered into a 20-year naming rights agreement related to the Nashville Arena with the Nashville Predators. The Nashville Arena has been renamed the Gaylord Entertainment Center as a result of the agreement. A director of the Company owns a majority equity interest in the Nashville Predators. The contractual commitment required the Company to pay $2.1 million during the first year of the contract, with a 5% escalation each year for the remaining term of the agreement.

FUTURE FINANCING

The Company's cash flow is largely dependent upon the success and profitability of its hotel operations. The key financial drivers of the Company's hotels are occupancy rates and average room rates. Gaylord Opryland has experienced declining occupancy rates over each of the previous five years, and occupancy has declined approximately 15 percentage points over that five-year period, while average room rates have increased at a compounded rate of approximately 1.8% over that period. As discussed above, all excess cash flows from Gaylord Opryland are currently being retained by the lenders under the Nashville Hotel Loans and will continue to be retained unless and until the operating performance of Gaylord Opryland improves. In addition, all excess cash flows from Gaylord Palms will be used to pay down the Term Loan until the maximum borrowing amount under the Term Loan is reduced to $85 million.

While the Company has available the balance of the net proceeds from the Term Loan, its unrestricted cash, and the net cash flows from operations to fund its cash requirements, additional long-term financing is required to fund the Company's construction commitments related to its hotel construction projects and to fund its anticipated operating losses. While there is no assurance that any further financing will be secured, the Company believes it will secure acceptable funding. However, if the Company is unable to obtain any part of the additional financing it is seeking, or the timing of such financing is significantly delayed, it would require the curtailment of development capital expenditures to ensure adequate liquidity to fund the Company's operations. As previously discussed, the Company is extending the construction period for the new Gaylord hotel in Grapevine, Texas for up to nine months and reducing its construction spending in the short term. The Gaylord hotel in Grapevine, Texas, originally scheduled to open in August 2003, is now scheduled to open in mid-2004.

NEWLY ISSUED ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 supercedes APB Opinion No. 16, "Business Combinations" and requires the use of the purchase method of accounting for all business combinations prospectively. SFAS No. 141 also provides guidance on recognition of intangible assets apart from goodwill. SFAS No. 142 supercedes APB Opinion No. 17, "Intangible Assets", and changes the accounting for goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives will not be amortized but will be tested for impairment at least annually and whenever events or circumstances occur indicating that these intangible assets may be impaired. The Company adopted the provisions of SFAS No. 141 in June of 2001. The Company will adopt the provisions of SFAS No. 142 on January 1, 2002 and anticipates that a substantial amount of its intangible assets will no longer be amortized beginning January 1, 2002 with the adoption of the new standard.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 amends accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires companies to record the fair value of the liability for an asset retirement obligation in the period in which the liability is incurred. The Company will adopt the provisions of SFAS No. 143 on January 1, 2003 and is currently assessing the impact of SFAS No. 143 on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". As discussed previously, the Company adopted the provisions of SFAS No. 144 during 2001, with an effective date of January 1, 2001.

RECENT DEVELOPMENTS

On February 20, 2002, the Company disclosed that it intended to dispose of its ownership interests in the Oklahoma Redhawks and certain real estate, as well as its investments in the Nashville Predators and Opry Mills. In addition, the Company stated that it was evaluating strategic alternatives with regard to Acuff-Rose Music Publishing and its investment in Bass Pro.

The Job Creation and Worker Assistance Act of 2002 was enacted on March 9, 2002. This legislation allows a five-year carryback for losses incurred in 2001. This change in tax law will allow the Company to recover during 2002 approximately $15.6 million of federal income taxes previously paid related to losses incurred in 2001.

In the first quarter of 2002 the Company finalized a transaction to sell certain assets of its Asia and Brazil networks, including the assignment of certain transponder leases. The transponder lease assignment required the Company to guarantee lease payments in 2002 from the acquirer of these networks. As a result of the transponder lease assignment, the Company may reduce its recorded transponder lease liabilities in 2002.

FORWARD-LOOKING STATEMENTS

This report contains statements with respect to the Company's beliefs and expectations of the outcomes of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, including, without limitation, the factors set forth under the caption "Risk Factors." Forward-looking statements include discussions regarding the Company's operating strategy, strategic plan, hotel development strategy, industry and economic conditions, financial condition, liquidity and capital resources, and results of operations. You can identify these statements by forward-looking words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," and similar expressions. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable, those statements involve uncertainties and risks, and we cannot assure you that our plans, objectives, expectations and prospects will be achieved. Our actual results could differ materially from the results anticipated by the forward-looking statements as a result of many known and unknown factors, including, but not limited to, those contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this report. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to update or to release publicly any revisions to forward-looking statements contained in this report to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

MARKET RISK

The following discusses the Company's exposure to market risk related to changes in stock prices, interest rates and foreign currency exchange rates.

Investments - At December 31, 2001, the Company held an investment of 11 million shares of Viacom Class B common stock, which was received as the result of the acquisition of television station KTVT by CBS in 1999 and the subsequent acquisition of CBS by Viacom in 2000. The Company entered into a secured forward exchange contract related to 10.9 million shares of the Viacom stock in 2000. The secured forward exchange contract protects the Company against decreases in the fair market value of the Viacom stock, while providing for participation in increases in the fair market value. At December 31, 2001, the fair market value of the Company's investment in the 11 million shares of Viacom stock was $485.8 million, or $44.15 per share. The secured forward exchange contract protects the Company for market decreases below $56.04 per share, thereby limiting the Company's market risk exposure related to the Viacom stock. At per share prices greater than $56.04, the Company retains 100% of the per-share appreciation to a maximum per-share price of $75.66. For per-share appreciation above $75.66, the Company participates in 25.9% of the appreciation.

Outstanding Debt - The Company has exposure to interest rate changes primarily relating to outstanding indebtedness under the Term Loan, the Nashville Hotel Loans and potentially, with future financing arrangements. The Term Loan bears interest, at the Company's option, at the prime interest rate plus 2.125% or the Eurodollar rate plus 3.375%. The terms of the Term Loan require the purchase of interest rate hedges in notional amounts equal to $100 million in order to protect against adverse changes in the one-month Eurodollar rate. Pursuant to these agreements, the Company has purchased instruments that cap its exposure to the one-month Eurodollar rate at 6.625%. The terms of the Nashville Hotel Loans require the purchase of interest rate hedges in notional amounts equal to the outstanding balances of the Nashville Hotel Loans in order to protect against adverse changes in one-month LIBOR. Pursuant to these agreements, the Company has purchased instruments that cap its exposure to one-month LIBOR at 7.50%. The Company is currently negotiating with its lenders and others regarding the Company's future financing arrangements. If LIBOR and Eurodollar rates were to increase by 100 basis points each, the estimated impact on the Company's consolidated financial statements would be to reduce net income by approximately $1.8 million after taxes based on debt amounts outstanding at January 4, 2002 (subsequent to the repayment of debt related to the Word transaction).

Cash Balances - Certain of the Company's outstanding cash balances are occasionally invested overnight with high credit quality financial institutions. The Company does not have significant exposure to changing interest rates on invested cash at December 31, 2001. As a result, the interest rate market risk implicit in these investments at December 31, 2001, if any, is low.

Foreign Currency Exchange Rates - Substantially all of the Company's revenues are realized in U.S. dollars and are from customers in the United States. Although the Company owns certain subsidiaries who conduct business in foreign markets and whose transactions are settled in foreign currencies, these operations are not material to the overall operations of the Company. Therefore, the Company does not believe it has any significant foreign currency exchange rate risk. The Company does not hedge against foreign currency exchange rate changes and does not speculate on the future direction of foreign currencies.

Summary - Based upon the Company's overall market risk exposures at December 31, 2001, the Company believes that the effects of changes in the stock price of its Viacom stock or interest rates could be material to the Company's consolidated financial position, results of operations or cash flows. However, the Company believes that the effects of fluctuations in foreign currency exchange rates on the Company's consolidated financial position, results of operations or cash flows would not be material.

RISK FACTORS

You should carefully consider the following specific risk factors as well as the other information contained or incorporated by reference in this financial information as these are important factors, among others, that could cause our actual results to differ from our expected or historical results. It is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete statement of all our potential risks or uncertainties.

We may not be able to implement successfully our business strategy.

We have refocused our business strategy on the development of additional resort and convention center hotels in selected locations in the United States and our attractions and media properties which are engaged primarily in the country music genres. The success of our future operating results depends on our ability to implement our business strategy by completing and successfully operating the recently-opened Gaylord Palms, our new Gaylord hotel in Grapevine, Texas, which is under construction, and further exploiting our attractions and media assets. Our ability to do this depends upon many factors, some of which are beyond our control. These include:

- Our ability to finance and complete the construction of our new Gaylord hotel in Grapevine, Texas on schedule and to achieve positive cash flow from operations within the anticipated ramp-up period.
- Our ability to hire and retain hotel management, catering and convention-related staff for our hotels.
- Our ability to capitalize on the strong brand recognition of certain of our media assets.
- Our ability to develop new avenues of revenue and to exploit further our music catalogs.

Our hotel and convention business is subject to significant market risks.

Our ability to continue successfully to operate Gaylord Opryland, Gaylord Palms, and our new Gaylord hotel in Grapevine, Texas upon its completion is subject to factors beyond our control which could adversely impact these properties. These factors include:

- The desirability and perceived attractiveness of Nashville, Tennessee, Kissimmee, Florida and Grapevine, Texas as tourist and convention destinations.
- Adverse changes in the national economy and in the levels of tourism and convention business that would affect our hotels.
- Increased competition for convention and tourism business in Nashville, Tennessee and Kissimmee, Florida.
- Gaylord Palms is operating and our new Texas hotel will operate in highly competitive markets for convention and tourism business.
- Our group convention business is subject to reduced levels of demand during the year-end holiday periods, and we may not be able to attract sufficient general tourism guests to offset this seasonality.

We require additional financing to complete our new hotel projects.

We require additional financing to complete the construction for our new Gaylord hotel in Grapevine, Texas. Our ability to obtain additional debt financing for this capital project is limited by our existing level of indebtedness and limitations on our ability to grant liens on unencumbered assets. Accordingly, it is likely that we will need to seek alternative sources of debt capital as well as equity capital. These financing efforts will be subject to market conditions prevailing from time to time as well as our financial condition and prospects. We may also need to divest certain non-core businesses in order to finance additional hotel development, and there can be no guarantee that such divestitures, if required, can be successfully completed. If we are unable to obtain additional financing or divest non-core assets on terms acceptable to us to complete the construction of our hotel projects as currently scheduled, our future prospects could be adversely affected in a material way.

Our media assets depend upon popular tastes.

The success of our operations in our media division depends to a large degree on popular tastes. There has been a reduction in the popularity and demand for country music over recent years. A continued decline in the popularity of this genre could adversely affect our revenues and operations.

Our business prospects depend on our ability to attract and retain senior level executives.

During 2001, the Company named a new chairman, a new chief executive officer and had numerous changes in senior management. Our future performance depends upon our ability to attract qualified senior executives and to retain their services. Our future financial results also will depend upon our ability to attract and retain highly skilled managerial and marketing personnel in our different areas of operation. Competition for qualified personnel is intense and is likely to increase in the future. We compete for qualified personnel against companies with significantly greater financial resources than ours.

Our business may be adversely affected by our leverage.

As of February 28, 2002, the total amount of our long-term debt, including the current portion, was approximately $403 million. We intend to continue to make additional borrowings under our credit facilities in connection with the development of new hotel properties and for other general corporate purposes, and the aggregate amount of our indebtedness will likely increase, perhaps substantially. The amount of our indebtedness could have important consequences to investors, including the following:

- Our ability to obtain additional financing in the future may be impaired;
- A substantial portion of our cash flow from operations must be applied to pay principal and interest on our indebtedness, thus reducing funds available for other purposes;
- Some of our borrowings, including borrowings under our credit facilities are and will continue to be at variable rates based upon prevailing interest rates, which will expose us to the risk of increased interest rates;
- We may be further constrained by financial covenants and other restrictive provisions contained in credit agreements and other financing documents;
- We may be substantially more leveraged than some of our competitors, which may place us at a competitive disadvantage; and
- Our leverage may limit our flexibility to adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions or our business.

Unanticipated expenses could affect the results of hotels we open in new markets.

As part of our growth plans, we may open new hotels in geographic areas in which we have little or no operating experience and in which potential customers may not be familiar with our business. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. Even though we may incur substantial additional costs with these new hotel properties, they may attract fewer customers than our existing hotels. As a result, the results of operations at new hotel properties may be inferior to those of our existing hotels. The new hotels may even operate at a loss. Even if we are able to attract enough customers to our new hotel properties to operate them at a profit, it is possible that those customers could simply be moving future meetings or conventions from our existing hotel properties to our new hotel properties. Thus, the opening of a new hotel property could reduce the revenue of our existing hotel properties.

Fluctuations in our operating results and other factors may result in decreases in our stock price.

In recent periods, the market price for our common stock has fluctuated substantially. From time to time, there may be significant volatility in the market price of our common stock. We believe that the current market price of our common stock reflects expectations that we will be able to continue to operate our existing hotels profitably and to develop new hotel properties profitably. If we are unable to accomplish this, investors could sell shares of our common stock at or after the time that it becomes apparent that the expectations of the market may not be realized, resulting in a decrease in the market price of our common stock. In addition to our operating results, the operating results of other hospitality companies, changes in financial estimates or recommendations by analysts, adverse weather conditions, increased construction costs, changes in general conditions in the economy or the financial markets or other developments affecting us or our industry, such as the recent terrorist attacks, could cause the market price of our common stock to fluctuate substantially. In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

Our hotel properties are concentrated geographically.

Our existing hotel properties are located predominately in the southeastern United States. As a result, our business and our financial operating results may be materially effected by adverse economic, weather or business conditions in the Southeast.

Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law.

We are subject to the risk that our results of operations may be adversely affected by legal or governmental proceedings brought by or on behalf of our employees or customers. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time, and we cannot assure you that we will not incur substantial damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business.

The value of the Viacom Stock we own is subject to market risks.

The shares of Viacom Stock we own represent a significant asset of the Company. However, we have no right to vote on matters affecting Viacom or to otherwise participate in the direction of the affairs of that corporation. Our investment in Viacom is subject to the risks of declines in the market value of Viacom equity securities. While we have mitigated our exposure to declines in the stock market valuation below $56.04 per share by entering into the secured forward exchange contract described herein, the value of this asset ultimately is subject to the success of Viacom and its value in the securities markets. Further, accounting principles generally accepted in the United States applicable to the treatment of this contract will require us to record, and to reflect in our Company's financial statements, gains or losses based upon changes in the fair value of the derivatives associated with the secured forward exchange contract and the changes in the fair value of our Viacom Stock. The effect of this accounting treatment could be material to our results reflected in our consolidated financial statements for relevant periods.

We have a number of other minority equity interests over which we have no significant control.

We have a number of minority investments which are not liquid and over which we have no rights, or ability, to exercise the direction or control of the respective enterprises. These include our equity interests in Bass Pro, Opry Mills and the Nashville Predators. The ultimate value of each of these investments will be dependent upon the efforts of others over an extended period of time. The nature of our interests and the absence of a market for those interests restricts our ability to dispose of them.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Amounts in thousands, except per share data)

	2001	2000	1999
REVENUES	$ 325,159	$ 335,462	$ 369,851
OPERATING EXPENSES:			
Operating costs	218,357	226,126	234,645
Selling, general and administrative	71,718	93,958	80,489
Preopening costs	15,141	5,278	1,892
Impairment and other charges	14,262	76,597	-
Restructuring charges	2,182	13,098	2,786
Merger costs	-	-	(1,741)
Depreciation and amortization	41,275	47,580	42,733
Operating income (loss)	(37,776)	(127,175)	9,047
INTEREST EXPENSE, NET OF AMOUNTS CAPITALIZED	(39,365)	(30,319)	(15,047)
INTEREST INCOME	5,625	4,173	6,090
UNREALIZED GAIN ON VIACOM STOCK, NET	782	-	-
UNREALIZED GAIN ON DERIVATIVES, NET	54,282	-	-
OTHER GAINS AND LOSSES	5,976	(1,277)	589,882
Income (loss) before cumulative effect of accounting change and provision (benefit) for income taxes	(10,476)	(154,598)	589,972
PROVISION (BENEFIT) FOR INCOME TAXES	(3,188)	(49,867)	222,342
Income (loss) from continuing operations before cumulative effect of accounting change	(7,288)	(104,731)	367,630
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAXES	(52,364)	(48,739)	(17,838)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAXES	11,909	-	-
Net income (loss)	$ (47,743)	$ (153,470)	$ 349,792
INCOME (LOSS) PER SHARE:			
Income (loss) from continuing operations	$ (0.22)	$ (3.14)	$ 11.17
Loss from discontinued operations, net of taxes	(1.55)	(1.46)	(0.54)
Cumulative effect of accounting change, net of taxes	0.35	-	-
Net income (loss)	$ (1.42)	$ (4.60)	$ 10.63
INCOME (LOSS) PER SHARE – ASSUMING DILUTION:			
Income (loss) from continuing operations	$ (0.22)	$ (3.14)	$ 11.07
Loss from discontinued operations, net of taxes	(1.55)	(1.46)	(0.54)
Cumulative effect of accounting change, net of taxes	0.35	-	-
Net income (loss)	$ (1.42)	$ (4.60)	$ 10.53

The accompanying notes are an integral part of these consolidated financial statements.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

(Amounts in thousands, except per share data)

ASSETS	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents – unrestricted	$ 10,846	$ 27,847
Cash and cash equivalents – restricted	64,993	12,667
Trade receivables, less allowance of $3,185 and $3,449, respectively	19,264	23,302
Deferred financing costs	26,865	29,674
Other current assets	18,462	40,626
Current assets of discontinued operations	42,880	81,537
Total current assets	183,310	215,653
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	1,000,332	756,537
INTANGIBLE ASSETS, NET OF ACCUMULATED AMORTIZATION	25,335	21,838
INVESTMENTS	561,409	597,213
ESTIMATED FAIR VALUE OF DERIVATIVE ASSETS	158,028	-
LONG-TERM DEFERRED FINANCING COSTS	137,513	144,998
OTHER ASSETS	47,702	60,735
LONG-TERM ASSETS OF DISCONTINUED OPERATIONS	54,193	142,579
Total assets	$ 2,167,822	$ 1,939,553

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 88,004	$ 175,500
Accounts payable and accrued liabilities	98,419	112,193
Current liabilities of discontinued operations	23,635	41,030
Total current liabilities	210,058	328,723
SECURED FORWARD EXCHANGE CONTRACT	613,054	613,054
LONG-TERM DEBT, NET OF CURRENT PORTION	380,993	-
DEFERRED INCOME TAXES, NET	165,824	204,805
ESTIMATED FAIR VALUE OF DERIVATIVE LIABILITIES	85,424	-
OTHER LIABILITIES	52,304	43,009
LONG-TERM LIABILITIES OF DISCONTINUED OPERATIONS	7	20,551
MINORITY INTERESTS	1,679	1,546
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 100,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $.01 par value, 150,000 shares authorized, 33,736 and 33,411 shares issued and outstanding, respectively	337	334
Additional paid-in capital	519,515	513,599
Retained earnings	149,815	197,558
Unrealized gain on investments, net	-	17,957
Other stockholders' equity	(11,188)	(1,583)
Total stockholders' equity	658,479	727,865
Total liabilities and stockholders' equity	$ 2,167,822	$ 1,939,553

The accompanying notes are an integral part of these consolidated financial statements.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Amounts in thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (47,743)	$ (153,470)	$ 349,792
Amounts to reconcile net income (loss) to net cash flows provided by operating activities:			
Loss on discontinued operations, net of taxes	52,364	48,739	17,838
Impairment and other charges	14,262	76,597	-
Cumulative effect of accounting change, net of taxes	(11,909)	-	-
Unrealized gain on Viacom stock and related derivatives	(55,064)	-	-
Depreciation and amortization	41,275	47,580	42,733
(Gain) loss on divestiture of businesses	-	3,250	(459,307)
Provision (benefit) for deferred income taxes	(3,229)	(24,580)	185,497
Gain on equity participation rights	-	-	(129,875)
Amortization of deferred financing costs	35,987	20,780	-
Changes in (net of acquisitions and divestitures):			
Trade receivables	4,038	9,159	4,219
Accounts payable and accrued liabilities	8,657	20,842	13,276
Other assets and liabilities	(5,254)	(15,103)	1,607
Net cash flows provided by operating activities – continuing operations	33,384	33,794	25,780
Net cash flows used in operating activities – discontinued operations	(9,879)	(18,492)	(19,623)
Net cash flows provided by operating activities	23,505	15,302	6,157
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(281,138)	(230,493)	(79,706)
Acquisition of businesses, net of cash acquired	-	(11,620)	(26,437)
Proceeds from equity participation rights	-	-	130,000
Other investing activities	(1,486)	(25,828)	(30,462)
Net cash flows used in investing activities – continuing operations	(282,624)	(267,941)	(6,605)
Net cash flows provided by (used in) investing activities – discontinued operations	15,633	(24,582)	(10,594)
Net cash flows used in investing activities	(266,991)	(292,523)	(17,199)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of debt	535,000	175,500	500
Repayment of long-term debt	(241,503)	(3,500)	(8,250)
Cash proceeds from secured forward exchange contract	-	613,054	-
Deferred financing costs paid	(25,906)	(195,452)	-
Net borrowings (payments) under revolving credit agreements	-	(294,000)	41,172
Increase in restricted cash and cash equivalents	(52,326)	(12,667)	-
Dividends paid	-	-	(26,355)
Proceeds from exercise of stock option and purchase plans	2,548	2,136	10,205
Net cash flows provided by financing activities – continuing operations	217,813	285,071	17,272
Net cash flows provided by (used in) financing activities – discontinued operations	2,904	9,306	(6,280)
Net cash flows provided by financing activities	220,717	294,377	10,992
NET CHANGE IN CASH AND CASH EQUIVALENTS	(22,769)	17,156	(50)
CHANGE IN CASH AND CASH EQUIVALENTS, DISCONTINUED OPERATIONS	5,768	(254)	2,991
CASH AND CASH EQUIVALENTS, beginning of year	27,847	10,945	8,004
CASH AND CASH EQUIVALENTS, end of year	$ 10,846	$ 27,847	$ 10,945

The accompanying notes are an integral part of these consolidated financial statements.

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Amounts in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE, December 31, 1998	$ 328	$ 500,434	$ 26,699	$ (1,862)	$ (439)	$ 525,160
COMPREHENSIVE INCOME:						
Net income	-	-	349,792	-	-	349,792
Unrealized gain on investments, net	-	-	-	-	99,858	99,858
Foreign currency translation	-	-	-	-	(359)	(359)
Comprehensive income						449,291
Cash dividends ($0.80 per share)	-	-	(26,355)	-	-	(26,355)
CBS Merger arbitration settlement	-	-	892	-	-	892
Exercise of stock options	5	10,125	-	-	-	10,130
Tax benefit on stock options	-	1,443	-	-	-	1,443
Employee stock plan purchases	-	75	-	-	-	75
Issuance of restricted stock	-	231	-	(231)	-	-
Compensation expense	-	-	-	523	-	523
BALANCE, December 31, 1999	333	512,308	351,028	(1,570)	99,060	961,159
COMPREHENSIVE LOSS:						
Net loss	-	-	(153,470)	-	-	(153,470)
Unrealized loss on investments, net	-	-	-	-	(81,901)	(81,901)
Foreign currency translation	-	-	-	-	(705)	(705)
Comprehensive loss						(236,076)
Exercise of stock options	2	1,845	-	-	-	1,847
Tax benefit on stock options	-	1,000	-	-	-	1,000
Employee stock plan purchases	-	289	-	-	-	289
Issuance of restricted stock	1	2,776	-	(2,777)	-	-
Cancellation of restricted stock	(2)	(4,705)	-	4,707	-	-
Compensation expense	-	86	-	(440)	-	(354)
BALANCE, December 31, 2000	334	513,599	197,558	(80)	16,454	727,865
COMPREHENSIVE LOSS:						
Net loss	-	-	(47,743)	-	-	(47,743)
Reclassification of gain on marketable securities	-	-	-	-	(17,957)	(17,957)
Unrealized loss on interest rate caps	-	-	-	-	(213)	(213)
Minimum pension liability	-	-	-	-	(8,162)	(8,162)
Foreign currency translation	-	-	-	-	711	711
Comprehensive loss						(73,364)
Exercise of stock options	2	2,327	-	-	-	2,329
Tax benefit on stock options	-	720	-	-	-	720
Employee stock plan purchases	-	219	-	-	-	219
Issuance of restricted stock	1	3,664	-	(3,665)	-	-
Cancellation of restricted stock	-	(928)	-	928	-	-
Compensation expense	-	(86)	-	796	-	710
BALANCE, December 31, 2001	$ 337	$ 519,515	$ 149,815	$ (2,021)	$ (9,167)	$ 658,479

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands, except per share data)

1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gaylord Entertainment Company (the "Company") is a diversified hospitality and entertainment company operating, through its subsidiaries, principally in four business segments: hospitality; attractions; media and corporate and other. The Company has restated its reportable segments during 2001 for all periods presented based upon internal realignment of operational responsibilities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". Certain businesses owned during 2001 have been reclassified as discontinued operations as described in more detail below and in Note 4.

Business Segments

Hospitality

The hospitality segment includes the operations of Gaylord Hotels™ branded hotels and the Radisson Hotel at Opryland. At December 31, 2001, the Company owns and operates the Gaylord Opryland Resort Hotel and Convention Center ("Gaylord Opryland") (formerly known as the Opryland Hotel Nashville) and the Radisson Hotel at Opryland, both located in Nashville, Tennessee. Gaylord Opryland is owned and operated by Opryland Hotel Nashville, LLC, a consolidated wholly-owned separate legal entity incorporated in Delaware. During 1999, the Company began developing hotel projects near Orlando, Florida and Dallas, Texas. The Gaylord Palms Resort Hotel and Convention Center ("Gaylord Palms") (formerly known as the Opryland Hotel Florida) in Kissimmee, Florida opened in January 2002 and a Gaylord hotel in Grapevine, Texas is expected to open in 2004.

Attractions

The attractions segment includes all of the Company's Nashville-based tourist attractions. At December 31, 2001, these include the Grand Ole Opry, the General Jackson Showboat, the Wildhorse Saloon, the Ryman Auditorium and the Springhouse Golf Club, among others. The attractions segment also includes Corporate Magic, which specializes in the production of creative events in the corporate entertainment marketplace.

Media

At December 31, 2001, the Company's media segment includes the operations of Acuff-Rose Music Publishing and three radio stations in Nashville, Tennessee. During 1999, the Company created a new division, Gaylord Digital, formed to initiate a focused Internet strategy as further discussed in Note 5. During 2000, the Company closed Gaylord Digital, as further discussed in Note 2.

Corporate and Other

The Company owns a majority interest in the Oklahoma Redhawks, a minor league baseball team based in Oklahoma City, Oklahoma. The Company owns a minority interest in a partnership with The Mills Corporation that developed Opry Mills, an entertainment and retail complex, which opened in May 2000 in Nashville. The Company also owns minority interests in Bass Pro, Inc. ("Bass Pro"), a leading retailer of premium outdoor sporting goods and fishing products, and the Nashville Predators, a National Hockey League professional team. Corporate and other also includes salaries and benefits of the Company's executive and administrative personnel and various other overhead costs. Subsequent to December 31, 2001, the Company announced plans for these investments as further discussed in Note 18.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents - Unrestricted

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash and Cash Equivalents - Restricted

Restricted cash and cash equivalents represent cash held in escrow for completion of Gaylord Palms, required capital expenditures, property taxes, insurance payments and other reserves required pursuant to the terms of the Company's outstanding debt, as further described in Note 11. The Company also has restricted cash balances which collateralize certain outstanding letters of credit.

Deferred Financing Costs

Deferred financing costs consist of prepaid interest, loan fees and other costs of financing that are amortized over the term of the related financing, using the effective interest method. For the years ended December 31, 2001, 2000 and 1999, deferred financing costs of $35,987, $20,780 and $0, respectively, were amortized and recorded as interest expense in the accompanying consolidated statements of operations. The current portion of deferred financing costs at December 31, 2001 represents the amount of prepaid deferred financing costs related to the secured forward exchange contract discussed in Note 9 that will be amortized in the coming year.

Property and Equipment

Property and equipment are stated at cost. Improvements and significant renovations that extend the life of existing assets are capitalized. Interest on funds borrowed to finance the construction of major capital additions is included in the cost of each capital addition. Maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated using straight-line methods over the following estimated useful lives:

Buildings	40 years
Land improvements	20 years
Attractions-related equipment	16 years
Furniture, fixtures and equipment	3-8 years
Leasehold improvements	Life of lease

Leases

The Company is leasing a 65.3-acre site in Osceola County, Florida on which Gaylord Palms is located and has various other leasing arrangements, including leases for office space and office equipment. The Company accounts for lease obligations in accordance with SFAS No. 13, "Accounting for Leases", and recognizes lease expense on a straight-line basis for certain operating leases as required by SFAS No. 13.

Intangible Assets

Intangible assets consist primarily of goodwill, which, through December 31, 2001, has been amortized using the straight-line method over its estimated useful life not exceeding 40 years. The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating possible impairment, the Company uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which generally has been an estimate of the related business unit's undiscounted operating income before interest and taxes as compared to the remaining life of the goodwill.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective January 1, 2002. Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives will not be amortized but will be tested for impairment at least annually and whenever events or circumstances occur indicating that these intangibles may be impaired. Amortization expense of intangible assets related to continuing operations for the years ended December 31, 2001, 2000 and 1999 was $1,256, $7,674 and $3,059, respectively. At December 31, 2001 and 2000, accumulated amortization related to intangible assets was $4,661 and $3,470, respectively.

Investments

The Company owns investments in marketable securities and has minority interest investments in certain businesses. Marketable securities are carried at fair value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Generally, non-marketable investments in which the Company owns less than 20 percent are accounted for using the cost method of accounting and investments in which the Company owns between 20 percent and 50 percent are accounted for using the equity method of accounting.

Other Assets

Other current and long-term assets of continuing operations at December 31 consist of:

	2001	2000
Other current assets:		
Other current receivables	$ 6,667	$ 5,402
Federal income tax receivable	-	23,868
Inventories	3,577	4,572
Prepaid expenses	7,525	6,088
Other current assets	693	696
Total other current assets	$ 18,462	$ 40,626
Other long-term assets:		
Notes receivable	$ 18,770	$ 18,830
Music catalogs	15,578	16,787
Deferred software costs, net	9,008	10,047
IMAX film	-	5,301
Prepaid pension cost	-	4,814
Other long-term assets	4,346	4,956
Total other long-term assets	$ 47,702	$ 60,735

Other current receivables result primarily from non-operating income and are due within one year. Music catalogs consist of the costs to acquire music rights and are amortized over their estimated useful lives. Inventories consist primarily of merchandise for resale and are carried at the lower of cost or market. Cost is computed on an average cost basis.

Long-term notes receivable relate primarily to Bass Pro, which has two unsecured notes outstanding with the Company at December 31, 2001 and 2000. One of the Bass Pro notes has an outstanding balance of $10,000 in each period, bears interest at a fixed annual rate of 8% which is payable annually, and matures in 2003.

The other Bass Pro note has an outstanding balance of $7,500 in each period, bears interest at a variable rate which is payable quarterly, and matures in 2009.

The Company capitalizes the costs of computer software for internal use in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Accordingly, the Company capitalized the external costs to acquire and develop computer software and certain internal payroll costs during 2001 and 2000. Deferred software costs are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years.

Preopening Costs

In accordance with AICPA SOP 98-5, "Reporting on the Costs of Start-Up Activities", the Company expenses the costs associated with start-up activities and organization costs as incurred.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities of continuing operations at December 31 consist of:

	2001	2000
Trade accounts payable	$ 6,965	$ 21,334
Accrued construction in progress	26,825	19,894
Property and other taxes payable	15,465	14,835
Deferred revenues	11,047	10,065
Accrued salaries and benefits	6,625	4,482
Restructuring accruals	5,737	13,109
Accrued self-insurance reserves	5,497	4,914
Accrued royalties	2,767	2,629
Accrued interest payable	1,099	3,176
Other accrued liabilities	16,392	17,755
Total accounts payable and accrued liabilities	$ 98,419	$ 112,193

Accrued royalties consist primarily of music royalties and licensing fees. Deferred revenues consist primarily of deposits on advance room bookings, advance ticket sales at the Company's tourism properties and music publishing advances. The Company is self-insured for certain losses relating to workers' compensation claims, employee medical benefits and general liability claims. The Company recognizes self-insured losses based upon estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry or the Company's historical experience.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes", the Company establishes deferred tax assets and liabilities based on the difference between the financial statement and income tax carrying amounts of assets and liabilities using existing tax laws and tax rates.

Minority Interests

Minority interests relate to the interests in consolidated companies that the Company does not wholly own. The Company allocates income to the minority interests based on the percentage ownership throughout the year.

Revenue Recognition

Revenues are recognized when services are provided or goods are shipped, as applicable. Provision for returns and other adjustments are provided for in the same period the revenues are recognized.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, under which no compensation cost related to employee stock options has been recognized as further described in Note 14.

Discontinued Operations

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions for the disposal of a segment of a business of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the requirements of SFAS No. 121 for the recognition and measurement of an impairment loss and broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). The Company adopted the provisions of SFAS No. 144 during 2001 with an effective date of January 1, 2001.

In accordance with the provisions of SFAS No. 144, the Company has presented the operating results, financial position and cash flows of the following businesses as discontinued operations in the accompanying financial statements as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001: Word Entertainment ("Word"), the Company's contemporary Christian music business; GET Management, the Company's artist management business which was sold during 2001; the Company's international cable networks; the businesses sold to affiliates of The Oklahoma Publishing Company ("OPUBCO") in 2001 consisting of Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company; and the Company's water taxis sold in 2001. The results of operations of these businesses, including impairment and other charges, restructuring charges and any gain or loss on disposal, have been reflected as discontinued operations, net of taxes, in the accompanying consolidated statements of operations and the assets and liabilities of these businesses are reflected as discontinued operations in the accompanying consolidated balance sheets, as further described in Note 4.

Income (Loss) Per Share

SFAS No. 128, "Earnings Per Share", established standards for computing and presenting earnings per share. Under the standards established by SFAS No. 128, earnings per share is measured at two levels: basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding after considering the additional dilution related to outstanding stock options, calculated using the treasury stock method. Income per share amounts are calculated as follows for the years ended December 31 (income and share amounts in thousands):

	2001		
	Loss	Shares	Per Share
Net loss	$ (47,743)	33,562	$ (1.42)
Effect of dilutive stock options		-	
Net loss – assuming dilution	$ (47,743)	33,562	$ (1.42)

	2000		
	Loss	Shares	Per Share
Net loss	$(153,470)	33,389	$ (4.60)
Effect of dilutive stock options		-	
Net loss – assuming dilution	$(153,470)	33,389	$ (4.60)

	1999		
	Income	Shares	Per Share
Net income	$ 349,792	32,908	$ 10.63
Effect of dilutive stock options		305	
Net income – assuming dilution	$ 349,792	33,213	$ 10.53

For the years ended December 31, 2001 and 2000, the effect of dilutive stock options was the equivalent of 99,000 shares and 120,000 shares, respectively, of common stock outstanding. Because the Company had a net loss for the years ended December 31, 2001 and 2000, these incremental shares were excluded from the computation of diluted earnings per share for those years as the effect of their inclusion would be anti-dilutive.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income" requires that changes in the amounts of certain items, including gains and losses on certain securities, be shown in the financial statements as a component of comprehensive income. The Company's comprehensive income (loss) is presented in the accompanying consolidated statements of stockholders' equity.

Financial Instruments

The Company's carrying value of its debt and long-term notes receivable approximates fair value based upon the variable nature of these financial instruments' interest rates. Certain of the Company's investments are carried at fair value determined using quoted market prices as discussed further in Note 8. The carrying amount of short-term financial instruments (cash, trade receivables, accounts payable and accrued liabilities) approximates fair value due to the short maturity of those instruments. The concentration of credit risk on trade receivables is minimized by the large and diverse nature of the Company's customer base.

Derivatives and Hedging Activities

The Company utilizes derivative financial instruments to reduce interest rate risks and to manage risk exposure to changes in the value of certain owned marketable securities. Effective January 1, 2001, the Company records derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was subsequently amended by SFAS No. 138. SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Newly Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 supersedes APB Opinion No. 16, "Business Combinations" and requires the use of the purchase method of accounting for all business combinations prospectively. SFAS No. 141 also provides guidance on recognition of intangible assets apart from goodwill. SFAS No. 142 supercedes APB Opinion No. 17, "Intangible Assets", and changes the accounting for goodwill and intangible assets. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives will not be amortized but will be tested for impairment at least annually and whenever events or circumstances occur indicating that these intangible assets may be impaired. The Company adopted the provisions of SFAS No. 141 in June of 2001. The Company will adopt the provisions of SFAS No. 142 on January 1, 2002 and anticipates that a substantial amount of its intangible assets will no longer be amortized beginning January 1, 2002 with the adoption of the new standard.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 amends accounting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires companies to record the fair value of the liability for an asset retirement obligation in the period in which the liability is incurred. The Company will adopt the provisions of SFAS No. 143 on January 1, 2003 and is currently assessing the impact of SFAS No. 143 on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The Company adopted the provisions of SFAS No. 144 during 2001, with an effective date of January 1, 2001, as further discussed in Note 4.

Reclassifications

Certain reclassifications of 2000 and 1999 amounts have been made to conform to the 2001 presentation.

2. IMPAIRMENT AND OTHER CHARGES

During 2001, the Company named a new chairman, a new chief executive officer, and had numerous changes in senior management, primarily because of certain 2000 events discussed below. The new management team instituted a corporate reorganization and the reevaluation of the Company's businesses and other investments (the "2001 Strategic Assessment"). As a result of the 2001 Strategic Assessment, the Company recorded pretax impairment and other charges from continuing operations in accordance with SFAS No. 144.

During 2000, the Company experienced a significant number of departures from its senior management, including the Company's president and chief executive officer. In addition, the Company continued to produce weaker than anticipated operating results during 2000 while attempting to fund its capital requirements related to its hotel construction project in Florida and hotel development activities in Texas. As a result of these factors, during 2000, the Company completed an assessment of its strategic alternatives related to its operations and capital requirements and developed a strategic plan designed to refocus the Company's operations, reduce its operating losses and reduce its negative cash flows (the "2000 Strategic Assessment").

As a result of the 2000 Strategic Assessment, the Company adopted a plan to divest a number of its under-performing businesses through sale or closure and to curtail certain projects and business lines that were no longer projected to produce a positive return. As a result of the completion of the 2000 Strategic Assessment, the Company recognized pretax impairment and other charges in accordance with the provisions of SFAS No. 121 and other relevant authoritative literature.

The components of the impairment and other charges related to continuing operations for the years ended December 31 are as follows:

	2001	2000
Programming, film and other content	$ 6,858	$ 8,295
Gaylord Digital and other technology investments	4,576	48,127
Property and equipment	2,828	3,398
Orlando-area Wildhorse Saloon	-	15,854
Other	-	923
Total impairment and other charges	$ 14,262	$ 76,597

Additional impairment and other charges of $28,941 and $12,201 during 2000 and 1999, respectively, are included in discontinued operations.

2001 Impairment and Other Charges

The Company began production of an IMAX movie during 2000 to portray the history of country music. As a result of the 2001 Strategic Assessment, the carrying value of the IMAX film asset was reevaluated on the basis of its estimated future cash flows resulting in an impairment charge of $6,858. At December 31, 2000, the Company held a minority investment in a technology start-up business. During 2001, the unfavorable environment for technology businesses created difficulty for this business to obtain adequate capital to execute its business plan and, subsequently, the Company was notified that this technology business had been unsuccessful in arranging financing, resulting in an impairment charge of $4,576. The Company also recorded an impairment charge related to idle real estate of $1,983 during 2001 based upon an assessment of the value of the property. In addition, the Company recorded an impairment charge for other idle property and equipment totaling $845 during 2001 primarily due to the consolidation of offices resulting from personnel reductions as discussed in Note 3.

2000 Impairment and Other Charges

The Company's 2000 Strategic Assessment of its programming, film and other content assets resulted in pretax impairment and other charges of $8,295 based upon the projected cash flows for these assets. This charge included investments of $5,050, other receivables of $2,995 and music and film catalogs of $250.

The Company closed Gaylord Digital, its Internet-related business in 2000. During 1999 and 2000, Gaylord Digital was unable to produce the operating results initially anticipated and required an extensive amount of capital to fund its operating losses, investments and technology infrastructure. As a result of the closing, the Company recorded a pretax charge of $48,127 in 2000 to reduce the carrying value of Gaylord Digital's assets to their fair value based upon estimated selling prices. The Gaylord Digital charge included the write-down of intangible assets of $25,761, property and equipment (including software) of $14,792, investments of $7,014 and other assets of $560. The operating results of Gaylord Digital are included in continuing operations. Excluding the effect of the impairment and other charges, Gaylord Digital had revenues of $3,938 and $1,562, and operating losses of $27,479 and $7,294, for the years ended December 31, 2000 and 1999, respectively.

During the course of conducting the 2000 Strategic Assessment, other property and equipment of the Company was reviewed to determine whether the change in the Company's strategic direction resulted in additional impaired assets. This review indicated that certain property and equipment would not be recovered by projected cash flows. The Company recorded pretax impairment and other charges related to its property and equipment of $3,398. These charges included property and equipment write-downs in the hospitality segment of $1,393, in the attractions segment of $281, in the media segment of $157, and in the corporate and other segment of $1,567.

During November 2000, the Company ceased the operations of the Orlando-area Wildhorse Saloon. Walt Disney World® Resort paid the Company approximately $1,800 for the net assets of the Orlando-area Wildhorse Saloon and released the Company from its operating lease for the Wildhorse Saloon location. As a result of this divestiture, the Company recorded pretax charges of $15,854 to reflect the impairment and other charges related to the divestiture. The Orlando-area Wildhorse Saloon charges included the write-off of equipment of $9,437, intangible assets of $8,124 and other working capital items of $93 offset by the $1,800 of proceeds received from Disney. The operating results of the Orlando-area Wildhorse Saloon are included in continuing operations. Excluding the effect of the impairment and other charges, the Orlando-area Wildhorse Saloon had revenues of $4,359 and $5,362, and operating losses of $1,572 and $2,846, for the years ended December 31, 2000 and 1999, respectively.

3. RESTRUCTURING CHARGES

During 2001, the Company recognized pretax restructuring charges from continuing operations of $2,182 related to streamlining operations and reducing layers of management. The Company recognized additional pretax restructuring charges from discontinued operations of $2,959 in 2001. These restructuring charges were recorded in accordance with Emerging Issues Task Force Issue ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The restructuring costs from continuing operations consist of $4,704 related to severance and other employee benefits and $1,144 related to contract termination costs, offset by the reversal of restructuring charges recorded in 2000 of $3,666 primarily related to negotiated reductions in certain contract termination costs. The restructuring costs from discontinued operations consist of $1,563 related to severance and other employee benefits and $1,778 related to contract termination costs offset by the reversal of restructuring charges recorded in 2000 of $382. The 2001 restructuring charges primarily resulted from the Company's strategic decisions to exit certain businesses and reduce corporate overhead and administrative costs. The 2001 restructuring plan resulted in the termination or notification of pending termination of approximately 150 employees. As of December 31, 2001, the Company has recorded cash charges of $1,680 against the 2001 restructuring accrual, all of which related to continuing operations. The remaining balance of the 2001 restructuring accrual related to continuing operations at December 31, 2001 of $4,168 is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. The remaining balance of the 2001 restructuring accrual related to discontinued operations at December 31, 2001 of $3,341 is included in current liabilities of discontinued operations in the accompanying consolidated balance sheets. The Company expects the remaining balances of the restructuring accruals for both continuing and discontinued operations to be paid in 2002.

As part of the Company's 2000 Strategic Assessment, the Company recognized pretax restructuring charges of $13,098 related to continuing operations during 2000, in accordance with EITF Issue No. 94-3. Additional restructuring charges of $3,095 during 2000 are included in discontinued operations. Restructuring charges related to continuing operations consist of contract termination costs of $7,952 to exit specific activities and employee severance and related costs of $5,379 offset by the reversal of the remaining restructuring accrual from the restructuring charges recorded in 1999 of $233. The 2000 restructuring charges relate to the Company's strategic decisions to exit certain lines of business, primarily businesses included in the Company's former music, media and entertainment segment, and to implement its 2000 strategic plan. As part of the Company's 2000 restructuring plan, approximately 375 employees were terminated or were informed of their pending termination. During 2001, the Company negotiated reductions in certain contract termination costs, which allowed the reversal of $4,049 of the restructuring charges originally recorded during 2000. As of December 31, 2001, the Company has recorded cash charges of $10,808 against the 2000 restructuring accrual. The remaining balance of the 2000 restructuring accrual at December 31, 2001 of $1,569 is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets, which the Company expects to be paid in 2002.

During 1999, the Company recognized pretax restructuring charges of $2,786 related to streamlining the Company's operations, primarily Gaylord Opryland. The 1999 restructuring charges included estimated costs for employee severance and termination benefits of $2,056 and other restructuring costs of $730. At December 31, 2000, no accrual remained.

4. DISCONTINUED OPERATIONS

As discussed in Note 1, the Company has reflected the following businesses as discontinued operations, consistent with the provisions of SFAS No. 144. The results of operations, net of taxes, (prior to their disposal where applicable) and the estimated fair value of the assets and liabilities of these businesses have been reflected in the accompanying consolidated financial statements as discontinued operations in accordance with SFAS No. 144 for all periods presented.

Word

During 2001, the Company committed to a plan to sell Word. As a result of the decision to sell Word, the Company reduced the carrying value of Word to its estimated fair value by recognizing a pretax charge of $30,403 in discontinued operations during 2001. The estimated fair value of Word's net assets was determined based upon ongoing negotiations with potential buyers. Related to the decision to sell Word, a pretax restructuring charge of $1,461 was recorded in 2001. The restructuring charge consisted of $854 related to lease termination costs and $607 related to severance costs. In addition, the Company recorded a reversal of $114 of restructuring charges originally recorded during 2000. Subsequent to December 31, 2001, the Company sold Word's domestic operations to an affiliate of Warner Music Group for $84,100 in cash, subject to future purchase price adjustments. The Company did not recognize a material gain or loss on the divestiture in 2002. Proceeds from the sale of $80,000 were used to reduce the Company's outstanding indebtedness as further discussed in Note 11.

International Cable Networks

During the second quarter of 2001, the Company adopted a formal plan to dispose of its international cable networks. As part of this plan, the Company hired investment bankers to facilitate the disposition process, and formal communications with potentially interested parties began in July 2001. In an attempt to simplify the disposition process, in July 2001, the Company acquired an additional 25% ownership interest in its music networks in Argentina, bringing its ownership interest from 50% to 75%. In August 2001, the partnerships in Argentina finalized a pending transaction in which a third party acquired a 10% ownership interest in the companies in exchange for satellite, distribution and sales services, bringing the Company's interest to 67.5%.

In December 2001, the Company made the decision to cease funding of its cable networks in Asia and Brazil as well as its partnerships in Argentina if a sale had not been completed by February 28, 2002. At that time the Company recorded pretax restructuring charges of $1,880 consisting of $956 of severance and $924 of contract termination costs related to the networks. Also during 2001, the Company negotiated reduced contract termination costs with several vendors that resulted in a reversal of $268 of restructuring charges originally recorded during 2000. Based on the status of its efforts to sell its international cable networks at the end of 2001, the Company recorded pretax impairment and other charges of $23,312 during 2001. Included in this charge are the impairment of an investment in the two Argentina-based music channels totaling $10,894, the impairment of fixed assets, including capital leases associated with certain transponders leased by the Company, of $6,922, the impairment of a receivable of $3,007 from the Argentina-based channels, current assets of $1,483, and intangible assets of $1,006.

Subsequent to December 31, 2001, the Company finalized a transaction to sell certain assets of its international cable networks as further discussed in Note 18.

Businesses Sold to OPUBCO

During 2001, the Company sold five businesses (Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company) to affiliates of OPUBCO for $22,000 in cash and the assumption of debt of $19,318. The Company recognized a pretax loss of $1,673 related to the sale in discontinued operations in the accompanying consolidated statement of operations. OPUBCO owns a minority interest in the Company. Four of the Company's directors are also directors of OPUBCO and voting trustees of a voting trust that controls OPUBCO. Additionally, those four directors collectively own a significant ownership interest in the Company.

The following table reflects the results of operations of businesses accounted for as discontinued operations for the years ended December 31 (amounts in thousands):

	2001	2000	1999
REVENUES:			
Word Entertainment	$ 115,677	$ 130,706	$ 137,873
International cable networks	5,025	6,606	4,407
Businesses sold to OPUBCO	2,195	39,706	17,797
Other	609	1,900	2,712
Total revenues	$ 123,506	$ 178,918	$ 162,789
OPERATING INCOME (LOSS):			
Word Entertainment	$ (5,710)	$ (15,741)	$ (5,542)
International cable networks	(6,375)	(9,655)	(8,375)
Businesses sold to OPUBCO	(1,459)	(9,370)	(1,553)
Other	(383)	(144)	714
Impairment and other charges	(53,716)	(28,941)	(12,201)
Restructuring charges	(2,959)	(3,095)	(316)
Total operating loss	(70,602)	(66,946)	(27,273)
INTEREST EXPENSE	(797)	(1,310)	(1,054)
INTEREST INCOME	128	556	185
OTHER GAINS AND LOSSES	(3,986)	(4,245)	(308)
Loss before benefit for income taxes	(75,257)	(71,945)	(28,450)
BENEFIT FOR INCOME TAXES	(22,893)	(23,206)	(10,612)
Net loss from discontinued operations	$ (52,364)	$ (48,739)	$ (17,838)

The assets and liabilities of the discontinued operations presented in the accompanying consolidated balance sheets are comprised of:

	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,237	$ 8,005
Trade receivables, less allowance of $2,785 and $5,003, respectively	24,814	43,567
Inventories	6,359	12,321
Prepaid expenses	8,779	12,592
Other current assets	691	5,052
Total current assets	42,880	81,537
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	10,357	22,423
INTANGIBLE ASSETS, NET OF ACCUMULATED AMORTIZATION	29,628	81,954
MUSIC AND FILM CATALOGS	10,696	26,237
OTHER LONG-TERM ASSETS	3,512	11,965
Total long-term assets	54,193	142,579
Total assets	$ 97,073	$ 224,116
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 5,515	$ 1,378
Accounts payable and accrued liabilities	18,120	39,652
Total current liabilities	23,635	41,030
LONG-TERM DEBT, NET OF CURRENT PORTION	-	20,551
OTHER LONG-TERM LIABILITIES	7	-
Total long-term liabilities	7	20,551
Total liabilities	$ 23,642	$ 61,581

5. ACQUISITIONS

During 2000, the Company acquired Corporate Magic, a company specializing in the production of creative events in the corporate entertainment marketplace, for $7,500 in cash and a $1,500 note payable. The acquisition was financed through borrowings under the Company's revolving credit agreement and has been accounted for using the purchase method of accounting. The operating results of Corporate Magic have been included in the accompanying consolidated financial statements from the date of the acquisition.

During 1999, the Company formed Gaylord Digital, its Internet initiative, and acquired 84% of two online operations, Musicforce.com and Lightsource.com, for approximately $23,400 in cash. During 2000, the Company acquired the remaining 16% of Musicforce.com and Lightsource.com for approximately $6,500 in cash. The acquisition was financed through borrowings under the Company's revolving credit agreement and has been accounted for using the purchase method of accounting. The operating results of the online operations have been included in the accompanying consolidated financial statements from the date of acquisition of a controlling interest. During 2000, the Company announced the closing of Gaylord Digital, as further discussed in Note 2.

6. DIVESTITURES

During 2001, the indemnification period related to the Company's 1999 disposition of television station KTVT in Dallas-Fort Worth ended, resulting in the recognition of a pretax gain of $4,629 related to the reversal of previously recorded contingent liabilities. The gain is included in other gains and losses in the accompanying consolidated statements of operations.

During 2000, the Company sold its KOA Campground located near Gaylord Opryland for $2,032 in cash. The Company recognized a pretax loss on the sale of $3,247, which is included in other gains and losses in the accompanying consolidated statements of operations. Also during 2000, the Company divested its Orlando-area Wildhorse Saloon and Gaylord Digital, as further discussed in Note 2.

In October 1999, CBS Corporation ("CBS") acquired KTVT from the Company in exchange for $485,000 of CBS Series B convertible preferred stock, $4,210 of cash and other consideration. The Company recorded a pretax gain of $459,307, which is included in other gains and losses in the accompanying consolidated statements of operations, based upon the disposal of the net assets of KTVT of $29,903, including related selling costs. CBS merged with Viacom, Inc. ("Viacom") in May 2000, resulting in the conversion of CBS convertible preferred stock into Viacom common stock, as further discussed in Note 8. The operating results of KTVT reflected in the accompanying consolidated statements of operations through the disposal date of October 12, 1999 include revenues of $36,072, depreciation and amortization of $2,419, and operating income of $8,372.

During 1999, the Company received cash and recognized a pretax gain of $129,875 representing the value of contractual equity participation rights related to the sale of certain cable television systems (the "Systems") formerly owned by the Company. During 1995, the Company sold the Systems to CCT Holdings Corporation. As part of the 1995 sale transaction, the Company received contractual equity participation rights equal to 15% of the net distributable proceeds, as defined, from certain future asset sales. The proceeds from the equity participation rights were used to reduce outstanding bank indebtedness.

On October 1, 1997, the Company consummated a transaction (the "Merger") with CBS, pursuant to which substantially all of the assets of the Company's North American cable networks business, and certain other related businesses (collectively, the "Cable Networks Business") and their liabilities, to the extent that they arose out of or related to the Cable Networks Business, were acquired by CBS. During 1999, the Company settled certain remaining contingencies associated with the Merger and received a cash payment of $15,109 from CBS, including nonrecurring interest income of $1,954. In addition, the Company recorded an adjustment to the net assets of the Cable Networks Business of $892 related to the settlement of Merger-related contingencies between the Company and CBS during 1999. The Company reversed $1,741 of the accrued merger costs based upon the settlement of the remaining contingencies associated with the Merger during 1999.

7. PROPERTY AND EQUIPMENT

Property and equipment of continuing operations at December 31 is recorded at cost and summarized as follows:

	2001	2000
Land and land improvements	$ 97,103	$ 94,637
Buildings	500,829	486,820
Furniture, fixtures and equipment	241,791	228,493
Construction in progress	474,701	225,850
	1,314,424	1,035,800
Accumulated depreciation	(314,092)	(279,263)
Property and equipment, net	$ 1,000,332	$ 756,537

The increase in construction in progress during 2001 primarily relates to the costs of the Florida and Texas hotel construction projects. Depreciation expense of continuing operations for the years ended December 31, 2001, 2000 and 1999 was $35,579, $36,030 and $36,434, respectively. Capitalized interest for the years ended December 31, 2001, 2000 and 1999 was $18,781, $6,775 and $472, respectively.

8. INVESTMENTS

Investments related to continuing operations at December 31 are summarized as follows:

	2001	2000
Viacom Class B non-voting common stock	$ 485,782	$ 514,391
Bass Pro	60,598	60,598
Other investments	15,029	22,224
Total investments	$ 561,409	$ 597,213

The Company acquired CBS Series B convertible preferred stock ("CBS Stock") during 1999 as consideration in the divestiture of television station KTVT as discussed in Note 6. CBS merged with Viacom in May 2000. As a result of the merger of CBS and Viacom, the Company received 11,003,000 shares of Viacom Class B non-voting common stock ("Viacom Stock"). The original carrying value of the CBS Stock was $485,000.

At December 31, 2000, the Viacom Stock was classified as available-for-sale as defined by SFAS No. 115, and accordingly, the Viacom Stock was recorded at market value, based upon the quoted market price, with the difference between cost and market value recorded as a component of other comprehensive income, net of deferred income taxes. Effective January 1, 2001, the Company recorded a nonrecurring pretax gain of $29,391, related to reclassifying its investment in the Viacom Stock from available-for-sale to trading as defined by SFAS No. 115. This gain, net of taxes of $11,434, had been previously recorded as a component of stockholders' equity. As trading securities, the Viacom Stock continues to be recorded at market value, but changes in market value are included as gains and losses in the consolidated statements of operations. For the year ended December 31, 2001, the Company recorded a pretax loss of $28,609 related to the decrease in fair value of the Viacom Stock subsequent to January 1, 2001.

During 2000 and 1999, the Company purchased minority equity investments of $5,010 and $6,579, respectively, in technology-based businesses related to the Company's Internet strategy, which investments the Company accounted for using the cost method of accounting. During 2001 and 2000, the Company evaluated the realizability of its technology-based investments as part of its assessment of strategic alternatives resulting in impairment charges as discussed in Note 2.

Bass Pro completed a restructuring at the end of 1999 whereby certain assets, including a resort hotel in Southern Missouri and an interest in a manufacturer of fishing boats, are no longer owned by Bass Pro. Subsequent to the Bass Pro restructuring, the Company's ownership interest in Bass Pro equaled 19% and, accordingly, the Company accounts for the investment using the cost method of accounting. Prior to the restructuring, the Company accounted for the Bass Pro investment using the equity method of accounting through December 31, 1999.

The Opry Mills entertainment and retail complex opened in May 2000 on land owned by the Company. The Company holds a one-third interest in the partnership through a non-cash capital contribution of $2,049 reflecting the book value of the land on which Opry Mills is located. During 1999, the Company's investment in Opry Mills increased to $5,272 at December 31, 1999 related to certain costs incurred on behalf of the Opry Mills partnership. During 2001, the Company received distribution payments from The Mills Corporation totaling $2,814 related to its equity in the partnership's earnings. At December 31, 2001, the Company's investment in Opry Mills equaled $2,231. The Company accounts for its investment in the Opry Mills partnership using the equity method of accounting. The Company recognized revenues for consulting and other services related to the Opry Mills partnership in 1999 of $5,000.

The Company holds a preferred minority interest investment in the Nashville Predators, a National Hockey League professional team, of $12,732 and $12,000 at December 31, 2001 and 2000, respectively. The Nashville Predators investment provides an annual 8% cumulative preferred return. A director of the Company owns a majority equity interest in the Nashville Predators.

Subsequent to December 31, 2001, the Company announced plans for certain of these investments as further discussed in Note 18.

9. SECURED FORWARD EXCHANGE CONTRACT

During May 2000, the Company entered into a seven-year secured forward exchange contract ("SFEC") with an affiliate of Credit Suisse First Boston with respect to 10,937,900 shares of Viacom Stock. The seven-year SFEC has a face amount of $613,054 and required contract payments based upon a stated 5% rate. The SFEC protects the Company against decreases in the fair market value of the Viacom Stock while providing for participation in increases in the fair market value, as discussed below. The Company realized cash proceeds from the SFEC of $506,337, net of discounted prepaid contract payments related to the first 3.25 years of the contract and transaction costs totaling $106,717. In October 2000, the Company prepaid the remaining 3.75 years of contract payments required by the SFEC of $83,161. As a result of the prepayment, the Company will not be required to make any further contract payments during the seven-year term of the SFEC. Additionally, as a result of the prepayment, the Company was released from certain covenants of the SFEC, which related to sales of assets, additional indebtedness and liens. The unamortized balances of these deferred financing costs are classified as current assets of $26,865 as of December 31, 2001 and 2000 and long-term assets of $118,110 and $144,998 in the accompanying consolidated balance sheets as of December 31, 2001 and 2000, respectively. The Company is recognizing the contract payments associated with the SFEC as interest expense over the seven-year contract period using the effective interest method. The Company utilized $394,142 of the net proceeds from the SFEC to repay all outstanding indebtedness under its 1997 revolving credit facility. As a result of the SFEC, the 1997 revolving credit facility was terminated.

During the seven-year term of the SFEC, the Company retains ownership of the Viacom Stock. The Company's obligation under the SFEC is collateralized by a security interest in the Viacom Stock. At the end of the seven-year contract term, the Company may, at its option, elect to pay in cash rather than by delivery of all or a portion of the Viacom Stock. The SFEC eliminates the Company's exposure to any decline in Viacom's share price below $56.05. During the seven-year term of the SFEC, if the Viacom Stock appreciates by 35% or less, the Company will retain the increase in value of the Viacom Stock. If the Viacom Stock appreciates by more than 35%, the Company will retain the first 35% increase in value of the Viacom Stock and approximately 25.9% of any appreciation in excess of 35%.

Under SFAS No. 133, certain components of the secured forward exchange contract are considered derivatives, as discussed in Note 10. During 2001, an increase in the fair market value of the derivatives was recorded as a pretax gain.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments to reduce interest rate risks and to manage risk exposure to changes in the value of its Viacom Stock. The Company recorded a gain of $11,909, net of taxes of $6,413, as a cumulative effect of an accounting change on January 1, 2001, the date of initial adoption of SFAS No. 133, to record the derivatives associated with the SFEC at fair value. For the year ended December 31, 2001, the Company recorded a pretax gain in the Company's consolidated statement of operations of $54,282 related to the increase in fair value of the derivatives associated with the SFEC subsequent to January 1, 2001.

During 2001, the Company entered into three contracts to cap its interest rate risk exposure on its long-term debt. These contracts cap the Company's exposure to one-month LIBOR rates on up to $375,000 of outstanding indebtedness at 7.5% and cap the Company's exposure on one-month Eurodollar rates on up to $100,000 of outstanding indebtedness at 6.625%. These interest rate caps qualify for hedge accounting and changes in the values of these caps are recorded as other comprehensive income and losses in the accompanying consolidated statements of stockholders' equity.

11. DEBT

The Company's debt outstanding related to continuing operations at December 31 consists of:

	2001	2000
Senior Loan	$ 268,997	$ -
Mezzanine Loan	100,000	-
Term Loan	100,000	-
Interim Loan	-	175,000
Other	-	500
Total debt	468,997	175,500
Less amounts due within one year	(88,004)	(175,500)
Total long-term debt	$ 380,993	$ -

Annual maturities of debt are as follows:

2002	$ 88,004
2003	8,004
2004	372,989
2005	-
2006	-
Years thereafter	-
Total	$ 468,997

During 2001, the Company entered into a three-year delayed-draw senior term loan ("Term Loan") of up to $210,000 with Deutsche Banc Alex. Brown Inc., Salomon Smith Barney, Inc. and CIBC World Markets Corp. (collectively the "Banks"). Proceeds of the Term Loan were used to finance the construction of Gaylord Palms and a Gaylord hotel in Grapevine, Texas as well as for general operating purposes. The Term Loan is primarily secured by the Company's ground lease interest in Gaylord Palms. At the Company's option, amounts outstanding under the Term Loan bear interest at the prime interest rate plus 2.125% or the one-month Eurodollar rate plus 3.375%. The terms of the Term Loan required the purchase of interest rate hedges in notional amounts equal to $100,000 in order to protect against adverse changes in the one-month Eurodollar rate. Pursuant to these agreements, the Company has purchased instruments that cap its exposure to the one-month Eurodollar rate at 6.625% as discussed in Note 10. The Term Loan contains provisions that allow the Banks to syndicate the Term Loan, which could result in a change to the terms and structure of the Term Loan, including an increase in interest rates. In addition, the Company is required to pay a commitment fee equal to 0.375% per year of the average unused portion of the Term Loan. As of December 31, 2001, the Company had outstanding borrowings of $100,000 under the Term Loan and was required to escrow certain amounts in a completion reserve account for Gaylord Palms.

The Term Loan requires that the net proceeds from all asset sales by the Company must be used to reduce outstanding borrowings until the borrowing capacity under the Term Loan has been reduced to $60,000. The Company sold Word in January 2002 as further discussed in Note 4. The sale of Word required the prepayment of the Term Loan in the amount of $80,000 and, accordingly, this amount was classified as due within one year in the December 31, 2001 consolidated balance sheet, resulting in a negative consolidated working capital balance at December 31, 2001 of $26,748. Subsequent to the prepayment of the Term Loan related to Word, the maximum amount available under the Term Loan reduces to $100,000 in October 2003, and to $50,000 in April 2004, with full repayment due in October 2004. Excess cash flows, as defined, generated by Gaylord Palms must be used to reduce any amounts borrowed under the Term Loan until its borrowing capacity is reduced to $85,000. Debt repayments under the Term Loan reduce its borrowing capacity and are not eligible to be re-borrowed. The Term Loan requires the Company to maintain certain escrowed cash balances, comply with certain financial covenants, and imposes limitations related to the payment of dividends, the incurrence of debt, the guaranty of liens, and the sale of assets, as well as other customary covenants and restrictions. At December 31, 2001, the unamortized balance of the deferred financing costs related to the Term Loan was $5,628. The weighted average interest rate, including amortization of deferred financing costs, under the Term Loan for 2001 was 8.3%.

In 2001, the Company, through wholly owned subsidiaries, entered into two loan agreements, a $275,000 senior loan (the "Senior Loan") and a $100,000 mezzanine loan (the "Mezzanine Loan") (collectively, the "Nashville Hotel Loans") with affiliates of Merrill Lynch & Company acting as principal. The Senior Loan is secured by a first mortgage lien on the assets of Gaylord Opryland and is due in 2004. Amounts outstanding under the Senior Loan bear interest at one-month LIBOR plus approximately 0.9%. The Mezzanine Loan, secured by the equity interest in the wholly-owned subsidiary that owns Gaylord Opryland, is due in 2004 and bears interest at one-month LIBOR plus 6.0%. At the Company's option, the Nashville Hotel Loans may be extended for two additional one-year terms beyond their scheduled maturities, subject to Gaylord Opryland meeting certain financial ratios and other criteria. The Nashville Hotel Loans require monthly principal payments of $667 during their three-year terms in addition to monthly interest payments. The terms of the Senior Loan and the Mezzanine Loan required the purchase of interest rate hedges in notional amounts equal to the outstanding balances of the Senior Loan and the Mezzanine Loan in order to protect against adverse changes in one-month LIBOR. Pursuant to these agreements, the Company has purchased instruments that cap its exposure to one-month LIBOR at 7.5% as discussed in Note 10. The Company used $235,000 of the proceeds from the Nashville Hotel Loans to refinance the Interim Loan discussed below. At closing, the Company was required to escrow certain amounts, including $20,000 related to future renovations and related capital expenditures at Gaylord Opryland. The net proceeds from the Nashville Hotel Loans after refinancing of the Interim Loan, required escrows and fees were approximately $97,600. At December 31, 2001, the unamortized balance of the deferred financing costs related to the Nashville Hotel Loans was $13,775. The weighted average interest rates for the Senior Loan and the Mezzanine Loan for 2001, including amortization of deferred financing costs, were 6.2% and 12.0%, respectively.

The terms of the Nashville Hotel Loans require that the Company maintain certain escrowed cash balances and comply with certain financial covenants, and impose limits on transactions with affiliates and indebtedness. The financial covenants under the Nashville Hotel Loans are structured such that noncompliance at one level triggers certain cash management restrictions and noncompliance at a second level results in an event of default. Based upon the financial covenant calculations at December 31, 2001, the cash management restrictions are in effect which requires that all excess cash flows, as defined, be escrowed and may be used to repay principal amounts owed on the Senior Loan. As of December 31, 2001, $13,946 related to the cash management restrictions is included in restricted cash in the accompanying consolidated balance sheets.

The Company negotiated certain revisions to the financial covenants under the Nashville Hotel Loans and the Term Loan subsequent to December 31, 2001. After these revisions, the Company was in compliance with the covenants under the Nashville Hotel Loans and the covenants under the Term Loan in which the failure to comply would result in an event of default. There can be no assurance that the Company will remain in compliance with the covenants that would result in an event of default under the Nashville Hotel Loans or the Term Loan. Management's projections and related operating plans indicate the Company will remain in compliance with the revised financial covenants under the Nashville Hotel Loans and the Term Loan during the first and second quarters of 2002, albeit by a narrow margin. As with all projections, there can be no assurance that they will be achieved. In addition, the Company is attempting to sell certain non-core assets that would provide additional sources of capital. Any event of noncompliance that results in an event of default under the Nashville Hotel Loans or the Term Loan would enable the lenders to demand payment of all outstanding amounts, which would have a material adverse effect on the Company's financial position, results of operations and cash flows.

During 2000, the Company entered into a six-month $200,000 interim loan agreement (the "Interim Loan") with Merrill Lynch Mortgage Capital, Inc. As of December 31, 2000, $175,000 was outstanding under the Interim Loan. During 2000, the Company utilized $83,161 of the proceeds from the Interim Loan to prepay the remaining contract payments required by the SFEC discussed in Note 9. During 2001, the Company increased the borrowing capacity under the Interim Loan to $250,000. The Company used $235,000 of the proceeds from the Nashville Hotel Loans discussed previously to refinance the Interim Loan during March 2001. The Interim Loan was secured by the assets of Gaylord Opryland and had a maturity date in April 2001. Amounts outstanding under the Interim Loan carried an interest rate of LIBOR plus an amount that increased monthly from 1.75% at inception to 3.5% by April 2001. In addition, the Interim Loan required a commitment fee of 0.375% per year on the average unused portion of the Interim Loan and a contingent exit fee of up to $4,000, depending upon Merrill Lynch's involvement in the refinancing of the Interim Loan. The Company recognized a portion of the exit fee as interest expense in the accompanying 2000 consolidated statement of operations. Pursuant to the terms of the Nashville Hotel Loans discussed previously, the contingencies related to the exit fee were removed and no payment of these fees was required. The weighted average interest rate, including amortization of deferred financing costs, under the Interim Loan for 2000 was 21.0%. The unamortized balance of the deferred financing costs related to the Interim Loan was classified as current assets of $2,809 at December 31, 2000.

In August 1997, the Company entered into a revolving credit facility (the "1997 Credit Facility") and utilized the proceeds to retire outstanding indebtedness. The lenders under the 1997 Credit Facility were a syndicate of banks with Bank of America, N.A. acting as agent. The Company utilized $394,142 of the net proceeds from the SFEC in 2000 to repay all outstanding indebtedness under the 1997 Credit Facility as discussed in Note 9. As a result of the SFEC, the 1997 Credit Facility was terminated. The weighted average interest rates for borrowings under the 1997 Credit Facility for 2000 and 1999 were 7.3% and 6.2%, respectively.

Accrued interest payable at December 31, 2001 and 2000 was $1,099 and $3,176 respectively, and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. Cash paid for interest for the years ended December 31 was comprised of:

	2001	2000	1999
Debt interest paid	$ 23,217	$ 14,599	$ 16,392
Deferred financing costs paid	25,906	195,452	-
Capitalized interest	(18,781)	(6,775)	(472)
Cash interest paid	$ 30,342	$ 203,276	$ 15,920

12. INCOME TAXES

The provision (benefit) for income taxes from continuing operations for the years ended December 31 consists of:

	2001	2000	1999
CURRENT:			
Federal	$ -	$ (25,492)	$ 39,219
State	41	205	(2,374)
Total current provision (benefit)	41	(25,287)	36,845
DEFERRED:			
Federal	(3,292)	(24,329)	156,056
State	63	(251)	29,441
Total deferred provision (benefit)	(3,229)	(24,580)	185,497
Total provision (benefit) for income taxes	$ (3,188)	$ (49,867)	$ 222,342

Provision is made for deferred federal and state income taxes in recognition of certain temporary differences in reporting items of income and expense for financial statement purposes and income tax purposes. The effective tax rate as applied to pretax income (loss) from continuing operations for the years ended December 31 differed from the statutory federal rate due to the following:

	2001	2000	1999
Statutory federal rate	35%	35%	35%
State taxes	(1)	-	3
Foreign losses	(3)	(2)	-
Non-deductible losses	(1)	(1)	-
	30%	32%	38%

The components of the net deferred tax liability at December 31 are:

	2001	2000
DEFERRED TAX ASSETS:		
Amortization	$ 11,175	$ 7,710
Accounting reserves and accruals	15,656	29,828
Net operating loss carryforward	39,309	21,640
Investments in stock	7,785	3,171
Other, net	14,033	10,829
Total deferred tax assets	87,958	73,178
DEFERRED TAX LIABILITIES:		
Depreciation	25,018	40,460
Accounting reserves and accruals	228,764	237,523
Total deferred tax liabilities	253,782	277,983
Net deferred tax liability	$ 165,824	$ 204,805

Under the provisions of SFAS No. 109, "Accounting for Income Taxes", the Company evaluated the need for a valuation allowance related to its deferred tax assets. Based upon the expectation of future taxable income, the Company concluded that a valuation allowance is not required. At December 31, 2001, the Company had a net operating loss carryforward of $110,827 of which $66,660 will expire in 2020 and $44,167 will expire in

2021. The Company provides reserves for various income tax contingencies, which reserves are included in deferred tax liabilities.

The tax benefits associated with the exercise of stock options were $720, $1,000 and $1,443 in 2001, 2000 and 1999, respectively, and are reflected as an increase in additional paid-in capital in the accompanying consolidated statements of stockholders' equity. In 2001, the Company recorded a deferred tax asset of $4,395 resulting from the recognition of the Company's minimum pension liability as required by SFAS No. 87 "Employers' Accounting for Pensions", as further discussed in Note 16.

The deferred income taxes resulting from the unrealized gain on the investment in the Viacom Stock was $11,434 at December 31, 2000 and was reflected as a reduction in stockholders' equity. Effective January 1, 2001, the Company reclassified its investment in the Viacom Stock from available-for-sale to trading as defined by SFAS No. 115, which required the recognition of a deferred tax provision of $11,434 in the accompanying consolidated statement of operations for the year ended December 31, 2001.

The Company reached a $2,034 partial settlement of routine Internal Revenue Service audits of the Company's 1996-1997 tax returns during 2001. Net cash payments (refunds) for income taxes were approximately ($21,700), ($18,500), and $30,400 in 2001, 2000 and 1999, respectively.

13. STOCKHOLDERS' EQUITY

Holders of common stock are entitled to one vote per share. During 2000, the Company's Board of Directors voted to discontinue the payment of dividends on its common stock. The Company paid common stock dividends of $26,355 during the year ended December 31, 1999.

14. STOCK PLANS

At December 31, 2001 and 2000, 3,053,737 and 2,352,712 shares, respectively, of the Company's common stock were reserved for future issuance pursuant to the exercise of stock options under stock option and incentive plans. Under the terms of these plans, stock options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. Generally, stock options granted to non-employee directors are exercisable immediately, while options granted to employees are exercisable two to five years from the date of grant. The Company accounts for these plans under APB Opinion No. 25 and related interpretations, under which no compensation expense for employee and non-employee director stock options has been recognized. If compensation cost for these plans had been determined consistent with SFAS No. 123, the Company's net income (loss) and income (loss) per share for the years ended December 31 would have been reduced (increased) to the following pro forma amounts:

	2001	2000	1999
NET INCOME (LOSS):			
As reported	$ (47,743)	$(153,470)	$ 349,792
Pro forma	$ (49,447)	$(154,827)	$ 347,756
INCOME (LOSS) PER SHARE:			
As reported	$ (1.42)	$ (4.60)	$ 10.63
Pro forma	$ (1.47)	$ (4.64)	$ 10.57
INCOME (LOSS) PER SHARE – ASSUMING DILUTION:			
As reported	$ (1.42)	$ (4.60)	$ 10.53
Pro forma	$ (1.47)	$ (4.64)	$ 10.47

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 4.9%, 5.5% and 6.5%; expected volatility of 32.3%, 38.3% and 31.0%; expected lives of 5.4, 7.3 and 7.5 years; expected dividend rates of 0%, 0% and 2.7%. The weighted average fair value of options granted was $9.85, $13.52 and $10.02 in 2001, 2000 and 1999, respectively.

The plans also provide for the award of restricted stock. At December 31, 2001 and 2000, awards of restricted stock of 109,867 and 3,000 shares, respectively, of common stock were outstanding. The market value at the date of grant of these restricted shares was recorded as unearned compensation as a component of stockholders' equity. Unearned compensation is amortized and expensed over the vesting period of the restricted stock.

Stock option awards available for future grant under the stock plans at December 31, 2001 and 2000 were 1,177,345 and 2,188,780 shares of common stock, respectively. Stock option transactions under the plans are summarized as follows:

	2001		2000		1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,352,712	$ 26.38	2,604,213	$ 25.74	2,491,081	$ 24.42
Granted	1,544,600	25.35	749,700	26.65	730,847	28.76
Exercised	(203,543)	11.44	(178,335)	10.36	(461,995)	21.92
Canceled	(640,032)	27.59	(822,866)	28.10	(155,720)	30.03
Outstanding at end of year	3,053,737	$ 26.60	2,352,712	$ 26.38	2,604,213	$ 25.74
Exercisable at end of year	1,235,324	$ 27.39	1,138,681	$ 24.18	1,123,698	$ 21.43

A summary of stock options outstanding at December 31, 2001 is as follows:

Option Exercise Price Range	Weighted Average Exercise Price	Number of Shares	Number of Shares Exercisable	Weighted Average Remaining Contractual Life
$19.91 – 26.00	$ 24.01	1,370,405	327,355	8.1 years
26.01 – 30.00	27.99	1,419,832	767,299	7.2 years
30.01 – 34.00	32.54	263,500	140,670	6.4 years
$19.91 – 34.00	$ 26.60	3,053,737	1,235,324	7.6 years

The Company has an employee stock purchase plan whereby substantially all employees are eligible to participate in the purchase of designated shares of the Company's common stock at a price equal to the lower of 85% of the closing price at the beginning or end of each quarterly stock purchase period. The Company issued 11,965, 13,666 and 3,007 shares of common stock at an average price of $18.27, $21.19 and $25.08 pursuant to this plan during 2001, 2000 and 1999, respectively.

15. COMMITMENTS AND CONTINGENCIES

Rental expense related to continuing operations for operating leases was $2,797, $2,703 and $3,203 for 2001, 2000 and 1999, respectively. Future minimum cash lease commitments under all noncancelable operating leases in effect for continuing operations at December 31, 2001 are as follows:

2002	$ 5,024
2003	4,960
2004	4,836
2005	4,428
2006	4,287
Years thereafter	689,165
Total	$ 712,700

The Company entered into a 75-year operating lease agreement during 1999 for 65.3 acres of land located in Osceola County, Florida for the development of Gaylord Palms. The lease requires annual lease payments of approximately $873 until the completion of construction in 2002, at which point the annual lease payments increase to approximately $3,200. The lease agreement provides for a 3% escalation of base rent each year beginning five years after the opening of Gaylord Palms. As required by SFAS No. 13, the terms of this lease require that the Company recognize the lease expense on a straight-line basis, which will result in an annual lease expense of approximately $9,750, resulting in approximately $6,550 of annual non-cash expenses during the early years of the lease. The Company is currently attempting to renegotiate certain terms of the lease in an attempt to more closely align the economic cost of the lease with the impact on the Company's results of operations. At the end of the 75-year lease term, the Company may extend the operating lease to January 31, 2101, at which point the buildings and fixtures will be transferred to the lessor.

During 1999, the Company entered into a construction contract for the development of Gaylord Palms. The Company expects total payments to approximate $300,000 related to the construction contract. Gaylord Palms opened in January 2002. As of December 31, 2001, the Company has paid approximately $272,900 related to this construction contract, which is included as construction in progress in property and equipment in the accompanying consolidated balance sheets.

During 2001 and 2002, the Company entered into certain agreements related to the construction of a new Gaylord hotel in Grapevine, Texas. The Company expects payments of approximately $190,000 related to these agreements. At December 31, 2001, the Company has paid approximately $53,500 related to these agreements, which is included as construction in progress in property and equipment in the accompanying consolidated balance sheets.

Additional long-term financing is required to fund the Company's construction commitments related to its hotel development projects and to fund its operating losses on a long-term basis. While the Company is negotiating various alternatives for its financing needs, there is no assurance that financing will be secured or that it will be on terms that are acceptable to the Company. Management currently anticipates securing long-term financing for its hotel development and construction projects including the new Gaylord hotel in Grapevine, Texas; however, if the Company is unable to secure additional long-term financing, capital expenditures will be curtailed to ensure adequate liquidity to fund the Company's operations. Currently, the Company's management believes that the net cash flows from operations, together with the amount expected to be available from the Company's current and future financing arrangements and expected proceeds from the sale of non-core assets, will be sufficient to satisfy anticipated future cash requirements, including its projected capital expenditures, on both a short-term and long-term basis.

During 2000, the Company was notified by the utility company that provides water and sewer services to Gaylord Opryland of an assessment dating back to 1995 for unbilled services. The Company contested the assessment and settled the dispute by agreeing to pay $2,600, which was charged to operations for the year ended December 31, 2000 in the accompanying consolidated statements of operations.

The Company was notified during 1997 by Nashville governmental authorities of an increase in appraised value and property tax rates related to Gaylord Opryland resulting in an increased tax assessment. The Company contested the increases and was awarded a partial reduction in the assessed values. During the year ended December 31, 2000, the Company recognized a pretax charge to operations of $1,149 for the resolution of the property tax dispute.

During 1999, the Company entered into a 20-year naming rights agreement related to the Nashville Arena with the Nashville Predators. The Nashville Arena has been renamed the Gaylord Entertainment Center as a result of the agreement. A director of the Company owns a majority equity interest in the Nashville Predators. The contractual commitment required the Company to pay $2,050 during the first year of the contract, with a 5% escalation each year for the remaining term of the agreement. The Company is accounting for the naming rights agreement expense on a straight-line basis over the 20-year contract period. The Company recognized naming rights expense of $3,389 for the years ended December 31, 2001 and 2000, and $1,412 during the period of 1999 subsequent to entering into the agreement, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

The Company has purchased stop-loss coverage in order to limit its exposure to any significant levels of claims relating to workers' compensation, employee medical benefits and general liability for which it is self-insured.

The Company is involved in a class action lawsuit related to Gaylord Opryland related to the manner in which the hotel distributes service and delivery charges to certain employees. The Company intends to vigorously contest this matter and at December 31, 2001, has not accrued any liabilities related to it. If the Company is unsuccessful in its defense of this matter, it could have a material adverse effect on its future results of operations.

The Company is involved in certain legal actions and claims on a variety of other matters. It is the opinion of management that such legal actions will not have a material effect on the results of operations, financial condition or liquidity of the Company.

16. RETIREMENT PLANS

Prior to January 1, 2001, the Company maintained a noncontributory defined benefit pension plan in which substantially all of its employees were eligible to participate upon meeting the pension plan's participation requirements. The benefits were based on years of service and compensation levels. On January 1, 2001 the Company amended its defined benefit pension plan to determine future benefits using a cash balance formula. On December 31, 2000, benefits credited under the plan's previous formula were frozen. Under the cash formula, each participant had an account which was credited monthly with 3% of qualified earnings and the interest earned on their previous month-end cash balance. In addition, the Company included a "grandfather" clause which assures that the participant will receive the greater of the benefit calculated under the cash balance plan and the benefit that would have been payable if the defined benefit plan had remained in existence. The benefit payable to a vested participant upon retirement at age 65, or age 55 with 15 years of service, is equal to the participant's account balance, which increases based upon length of service and compensation levels. At retirement, the employee generally receives the balance in the account as a lump sum. The funding policy of the Company is to contribute annually an amount which equals or exceeds the minimum required by applicable law.

The following table sets forth the funded status at December 31:

	2001	2000
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 57,609	$ 56,262
Service cost	2,592	2,564
Interest cost	4,288	3,911
Amendments	1,866	-
Actuarial gain	(2,763)	(627)
Benefits paid	(4,880)	(4,501)
Benefit obligation at end of year	58,712	57,609
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	52,538	49,890
Actual return on plan assets	(6,030)	3,908
Employer contributions	2,574	3,241
Benefits paid	(4,880)	(4,501)
Fair value of plan assets at end of year	44,202	52,538
Funded status	(14,510)	(5,071)
Unrecognized net actuarial loss	14,829	7,600
Unrecognized prior service cost	3,750	2,285
Adjustment for minimum liability	(14,779)	-
Prepaid (accrued) pension cost	$ (10,710)	$ 4,814

Net periodic pension expense reflected in the accompanying consolidated statements of operations included the following components for the years ended December 31:

	2001	2000	1999
Service cost	$ 2,592	$ 2,564	$ 3,188
Interest cost	4,288	3,911	3,999
Expected return on plan assets	(4,131)	(3,963)	(3,862)
Recognized net actuarial loss	169	107	709
Amortization of prior service cost	402	211	211
Total net periodic pension expense	$ 3,320	$ 2,830	$ 4,245

For both 2001 and 2000, the weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5%, the rate of increase in future compensation levels was 4% and the expected long-term rate of return on plan assets was 8%. Plan assets are invested in a diverse portfolio that primarily consists of equity and debt securities.

The Company also maintains non-qualified retirement plans (the "Non-Qualified Plans") to provide benefits to certain key employees. The Non-Qualified Plans are not funded and the beneficiaries' rights to receive distributions under these plans constitute unsecured claims to be paid from the Company's general assets. At December 31, 2001, the Non-Qualified Plans' projected benefit obligations were $10,368 and its accumulated benefit obligations were $10,042.

The Company's accrued cost related to its qualified and non-qualified retirement plans of $20,752 at December 31, 2001 is included in other long-term liabilities in the accompanying consolidated balance sheets. The increase in the minimum liability related to the Company's retirement plans resulted in a 2001 charge to equity, net of taxes, of $8,162 which is included in other comprehensive loss in the accompanying consolidated statement of stockholders' equity.

The Company also has contributory retirement savings plans in which substantially all employees are eligible to participate. The Company contributes an amount equal to the lesser of one-half of the amount of the employee's contribution or 3% of the employee's salary. Company contributions under the retirement savings plans were $1,498, $1,615 and $1,892 for 2001, 2000 and 1999, respectively.

Effective December 31, 2001, the Company amended its retirement plans and its retirement savings plan whereby the retirement cash balance benefit was frozen and whereby future Company contributions to the retirement savings plan will include 2% to 4% of the employee's salary, based upon the Company's financial performance, in addition to the one-half match of the employee's salary up to a maximum of 3% as described above. As a result of these changes to the retirement plans, the Company expects to record a pretax charge to operations of approximately $5,700 in the first quarter of 2002 related to the write-off of unamortized prior service cost in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and related interpretations.

17. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors unfunded defined benefit postretirement health care and life insurance plans for certain employees. The Company contributes toward the cost of health insurance benefits and contributes the full cost of providing life insurance benefits. In order to be eligible for these postretirement benefits, an employee must retire after attainment of age 55 and completion of 15 years of service, or attainment of age 65 and completion of 10 years of service. The Company's Benefits Trust Committee determines retiree premiums.

The following table reconciles the change in benefit obligation of the postretirement plans to the accrued postretirement liability as reflected in other liabilities in the accompanying consolidated balance sheets at December 31:

	2001	2000
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation at beginning of year	$ 12,918	$ 15,432
Service cost	688	736
Interest cost	946	923
Actuarial gain	-	(3,441)
Contributions by plan participants	101	90
Benefits paid	(988)	(822)
Benefit obligation at end of year	13,665	12,918
Unrecognized net actuarial gain	13,038	13,864
Accrued postretirement liability	$ 26,703	$ 26,782

Net postretirement benefit expense reflected in the accompanying consolidated statements of operations included the following components for the years ended December 31:

	2001	2000	1999
Service cost	$ 688	$ 736	$ 1,815
Interest cost	946	923	1,518
Recognized net actuarial gain	(826)	(811)	(207)
Net postretirement benefit expense	$ 808	$ 848	$ 3,126

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care claims was assumed for 2001. The health care cost trend is projected to be 8% in 2002 and then decline 0.5% each year thereafter to an ultimate level trend rate of 5.5% per year for 2007 and beyond. The health care cost trend rates are not applicable to the life insurance benefit plan. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, a 1% increase in the assumed health care cost trend rate each year would increase the accumulated postretirement benefit obligation as of December 31, 2001 by approximately 12% and the aggregate of the service and interest cost components of net postretirement benefit expense would increase approximately 16%. Conversely, a 1% decrease in the assumed health care cost trend rate each year would decrease the accumulated postretirement benefit obligation as of December 31, 2001 by approximately 10% and the aggregate of the service and interest cost components of net postretirement benefit expense would decrease approximately 13%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 2001 and 2000.

The Company amended the plans effective December 31, 2001 such that only active employees whose age plus years of service total at least 60 and who have at least 10 years of service as of December 31, 2001 remain eligible. In connection with the amendment and curtailment of the plans and in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and related interpretations, the Company measured a gain of $6,779, which will be recognized in future periods.

18. SUBSEQUENT EVENTS

Subsequent to December 31, 2001, the Company disclosed that it intended to dispose of its ownership interests in the Oklahoma Redhawks and certain real estate, as well as its investments in the Nashville Predators and Opry Mills. In addition, the Company stated that it was evaluating strategic alternatives with regard to Acuff-Rose Music Publishing and its investment in Bass Pro.

The Job Creation and Worker Assistance Act of 2002 was enacted on March 9, 2002. This legislation allows a five-year carryback for losses incurred in 2001. This change in tax law will allow the Company to recover during 2002 approximately $15,600 of federal income taxes previously paid related to losses incurred in 2001.

Subsequent to December 31, 2001, the Company finalized a transaction to sell certain assets of its Asia and Brazil networks, including the assignment of certain transponder leases. The transponder lease assignment requires the Company to guarantee lease payments in 2002 from the acquirer of these networks. As a result of the transponder lease assignment, the Company may reduce its recorded transponder lease liabilities in 2002.

19. FINANCIAL REPORTING BY BUSINESS SEGMENTS

The Company's continuing operations are organized and managed based upon its products and services. The following information from continuing operations is derived directly from the segments' internal financial reports used for corporate management purposes.

	2001	2000	1999
REVENUES:			
Hospitality	$ 228,712	$ 237,260	$ 239,248
Attractions	65,878	63,235	57,760
Media	24,157	29,013	62,059
Corporate and other	6,412	5,954	10,784
Total	$ 325,159	$ 335,462	$ 369,851
DEPRECIATION AND AMORTIZATION:			
Hospitality	$ 25,593	$ 24,447	$ 22,828
Attractions	5,810	6,443	6,396
Media	2,578	9,650	5,918
Corporate and other	7,294	7,040	7,591
Total	$ 41,275	$ 47,580	$ 42,733
OPERATING INCOME (LOSS):			
Hospitality	$ 33,915	$ 45,949	$ 43,700
Attractions	(2,372)	(8,025)	(6,063)
Media	1,665	(31,500)	2,153
Corporate and other	(39,399)	(38,626)	(27,806)
Preopening costs	(15,141)	(5,278)	(1,892)
Impairment and other charges	(14,262)	(76,597)	-
Restructuring charges	(2,182)	(13,098)	(2,786)
Merger costs	-	-	1,741
Total	$ (37,776)	$ (127,175)	$ 9,047
IDENTIFIABLE ASSETS:			
Hospitality	$ 948,284	$ 660,604	$ 462,949
Attractions	88,620	89,065	104,722
Media	35,342	46,805	84,940
Corporate and other	998,503	918,963	845,694
Total	$ 2,070,749	$ 1,715,437	$ 1,498,305
CAPITAL EXPENDITURES:			
Hospitality	$ 277,643	$ 211,000	$ 56,140
Attractions	2,471	6,279	7,138
Media	151	8,152	10,789
Corporate and other	873	5,062	5,639
Total	$ 281,138	$ 230,493	$ 79,706

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 83,404	$ 78,596	$ 74,873	$ 88,286
Depreciation and amortization	10,254	10,432	10,317	10,272
Operating loss	(2,562)	(14,418)	(7,082)	(13,714)
Loss from discontinued operations, net of taxes	(6,895)	(3,927)	(20,697)	(20,845)
Net income (loss)	24,124	(3,558)	(45,161)	(23,148)
Net income (loss) per share	0.72	(0.11)	(1.35)	(0.69)
Net income (loss) per share – assuming dilution	0.72	(0.11)	(1.35)	(0.69)

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 73,923	$ 91,261	$ 82,954	$ 87,324
Depreciation and amortization	10,925	11,882	11,552	13,221
Operating loss	(11,788)	(7,248)	(11,129)	(97,010)
Loss from discontinued operations, net of taxes	(4,481)	(5,134)	(7,801)	(31,323)
Net loss	(15,041)	(14,243)	(19,050)	(105,136)
Net loss per share	(0.45)	(0.43)	(0.57)	(3.14)
Net loss per share – assuming dilution	(0.45)	(0.43)	(0.57)	(3.14)

The sum of the quarterly per share amounts may not equal the annual totals due to rounding.

During the fourth quarter of 2001, the Company recognized a pretax loss of $2,874 from continuing operations representing impairment and other charges and pretax restructuring charges from continuing operations of $5,849 offset by a pretax reversal of restructuring charges of $1,363 originally recorded during the fourth quarter of 2000.

During the third quarter of 2001, the Company adopted the provisions of SFAS No. 144, with an effective date of January 1, 2001. As a result of the adoption of SFAS No. 144, the Company has reflected certain business as described in Note 4 as discontinued operations. The adoption of SFAS No. 144 resulted in a change in the Company's net loss for the second quarter of 2001 due to the Company's international cable networks, which, effective June 1, 2001, had been accounted for as discontinued operations under APB Opinion No. 30.

During the second quarter of 2001, the Company recognized pretax impairment and other charges of $11,388. Also during the second quarter of 2001, the company recorded a reversal of $2,304 of the restructuring charges originally recorded during the fourth quarter of 2000.

During the fourth quarter of 2000, the Company recognized a pretax loss of $76,597 from continuing operations representing impairment and other charges and pretax restructuring charges from continuing operations of $13,098.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Gaylord Entertainment Company:

We have audited the accompanying consolidated balance sheets of GAYLORD ENTERTAINMENT COMPANY (a Delaware corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gaylord Entertainment Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Notes 1 and 10, upon adoption of a new accounting pronouncement effective January 1, 2001, the Company changed its method of accounting for derivative financial instruments. In addition, as discussed in Notes 1 and 4, upon early adoption of a separate new accounting pronouncement effective January 1, 2001, the Company changed its method of accounting for the disposition of long-lived assets.

ARTHUR ANDERSEN LLP

Nashville, Tennessee
February 8, 2002
(except with respect to the matters discussed in Note 18,
as to which the date is March 9, 2002)



GAYLORD ENTERTAINMENT™

Gaylord Entertainment Company ▫ One Gaylord Drive ▫ Nashville, Tennessee 37214
Phone 615-316-6000 ▫ www.gaylordentertainment.com